2002 Annual Report



2002


Westborough
Bank
Incorporated 1869


Westborough
Bank

Westborough Financial Services, Inc.

Growth

Total Assets



300
250
200
150
100
50
0
$ In Millions
$206.0
$225.7
$241.3
'00
'01
'02

Total Deposits



250
200
150
100
50
0
$ In Millions
$163.4
$185.1
$202.1
'00
'01
'02

Total Loans



150
125
100
75
50
25
0
$ In Millions
$113.6
$135.0
$132.9
'00
'01
'02

Total Stockholders' Equity



35
30
25
20
15
10
5
0
$ In Millions
$24.7
$26.9
$28.0
'00
'01
'02

COVER IMAGES:



Sheila Veideman, Branch Manager
Karen Brooks, Assistant Branch Manager



Westborough Bank

Outside main office at 100 East Main Street



Joseph MacDonough, President
Presenting pledge check to YMCA at its new Westborough facility

Vision

We will be the leader among financial service providers in Central Massachusetts.

Mission

Build Relationships

At Westborough Bank, we pledge to continue to build strong, long-term customer and community relationships.

Provide Solutions

We achieve this by providing superior customer service and a broad range of financial products and services, responsive to the needs of our customers – today and tomorrow.

Support Our Communities

As an independent, fiscally sound community bank, our goal is to create customer loyalty, enhance shareholder value, promote employee satisfaction and to continue to support the communities we serve.



President's Message

The year 2002 was one of continued growth and expansion for Westborough Financial Services, Inc. and its wholly owned subsidiary, Westborough Bank. During the year we completed the construction of and occupied our new Operations Center, and at the same time converted our core data processing system to a new vendor. It was truly a year of challenge and change.

Looking at the company's financial performance, activity in the broad stock market impacted our company in two ways. The consolidated financial statements for the year ended September 30, 2002 reflect a decrease in net income of $419 thousand (30 percent) to a level of $979 thousand as compared to $1.4 million for the prior fiscal year. This decrease in net income was the result of losses sustained in our securities portfolio, specifically in our common stock portfolio.

The loss in the stock portfolio was tempered with the use of capital loss carry backs to lessen our federal income tax liability. Operating expenses increased by $469 thousand (6.7 percent) to $7.4 million primarily as a result of increases in salaries and data processing expenses, both reflecting our ongoing investment in people and technology. The Company's net interest income, however, increased by $1.3 million (18.8 percent) as a result of the general decline in interest rates.

Looking at the consolidated balance sheet, our assets grew $15.6 million (6.9 percent) to $241.3 million at September 30, 2002 from $225.7 million at September 30, 2001. This continued growth was due, in some respects, to many customers transferring money from a declining and volatile stock market to the safety of insured bank deposits.

During the year, intense competition and an extremely low interest rate environment combined to limit growth in our residential real estate loan portfolio. While the total loan portfolio declined $2.1 million (1.5 percent) we were able to increase our commercial loan and commercial real estate portfolio by $5.1 million (30.3 percent) to $21.8 million. Building relationships with small business in the communities we serve continues to be a key strategic objective for our company.

It is not unusual in our business that national events have a direct impact on our company and the way we do business. During the year, the corporate world came under fire for transgressions that have compromised business ethics and the trust and integrity for all of those in business and their customers. Perhaps the most disconcerting aspect of this environment is the declining level of trust in the leadership of all organizations. Readers of this annual report can be assured of financial information reporting that is accurate with integrity second to none. Throughout our 133-year history, we have remained committed to the highest

20TH ANNIVERSARY OF NORTHBOROUGH BRANCH — October 2001





VICKIE BOUVIER AND LOIS BRENNAN CELEBRATE 25 YEARS OF SERVICE — January 2002

CHARITABLE FOUNDATION CELEBRATION — February 2002





GRAND OPENING OF OPERATIONS CENTER — March 2002

TECHNOLOGY UPGRADE — March 2002



standards of business ethics. We fully recognize the trust our customers have placed in us and it is for this reason that we have grown and been able to serve our communities year after year. We remain a trusted corporate neighbor and will continually strive to grow as a leader in our community. Fulfilling our mission has never been something we take lightly; we have always set high standards for the way we conduct our business.

On July 30, 2002, President Bush signed the Sarbanes-Oxley Act. The Act implements a broad range of corporate governance and accounting measures for public companies, designed to promote honesty and transparency in corporate America and better protect investors from the type of corporate wrongdoing that occurred at, among others, Enron and WorldCom. Banking has always been a highly regulated industry but with Sarbanes-Oxley, the spotlight has been focused on many corporate governance issues and business practices we have taken for granted. The level of responsibility and liability for executive officers and board members has been raised significantly. Management and the Board of Directors have begun a detailed evaluation of our corporate governance structure and board and management succession issues. We agree with the spirit of the Act and are prepared to comply with new SEC rules and regulations as they are announced in the coming months.

As a community bank, members of our staff are active in local organizations, some of which are highlighted in this annual report. From volunteering at the Senior Center, coaching Little League teams or staffing a Chamber of Commerce booth at a local holiday celebration, our staff gives of their personal time to help make the communities where we live and work better places. This same dedication and team spirit to provide superior customer service are seen every day throughout our bank. By giving customers our utmost attention and better resources, we can expand our services far beyond four walls. By knowing our customers we continue to build loyalty and trust, which lead to customer growth, retention and profitable relationships.

The success our company and the bank have enjoyed over many years is due in no small part to the dedication and leadership of our Board of Directors. Over the years, these men and women have provided guidance and set the strategic direction of the bank, along with their ongoing commitment to our customers and the communities we serve. This year, Mr. Earl H. Hutt, a board member who began a relationship with Westborough Bank as a Corporator in 1963, is retiring. Earl has been a member of the Board of Directors for 14 years and has served on the Audit Committee for 10 years, the last three years as its Chairman. We will miss his keen perception and thoughtful monitoring of our financial activities.

On behalf of the Board of Directors, our management team and staff, we pledge our continued commitment to our customers, community and shareholders.

Joseph F. MacDonough
President & CEO

Eli Whitney Award
— May 2002





Ground Breaking on Maple Avenue in Shrewsbury
— May 2002

Corridor Nine Area Chamber of Commerce Golf Tournament
— June 2002


Corridor Nine Area Chamber of Commerce
Grand Sponsor
Westborough Bank



West Main Street Ice Cream Day
— July 2002

Westborough Bank Company Picnic
— September 2002



Making H



from left
Walter A. Kinell, Jr.
Chairman of the Board

Deborah A. Callahan
Assistant Treasurer, Controller

Sean McCann
Investment Representative

Carol McIntyre
Receptionist

Westborough Bank has been in the news throughout 2002. The media has shown a tremendous interest in our growth, progress and commitment to the local community. We are pleased to present a sampling of the coverage received in 2002.

Bridging the Old and New - Settling into New Headquarters, Westborough Bank Plots A Course for Growth

... The 133-year-old community bank is in growth mode, physically and financially, with plans for a new stand-alone branch in Shrewsbury and a stronger focus on commercial lending to local businesses...

"We're a community bank and this is one particular area we're trying to serve," Westborough Bank president and CEO Joseph MacDonough said. "We've always, and always will, take care of individuals and consumers, but taking care of the small businessperson is a niche that we felt we hadn't totally served up until five years ago, so we focused on that side."

"When an institution as established as Westborough Bank expands, it has a tremendous impact on the community," said Nancy Carlson, president of the Corridor Nine Area Chamber of Commerce... "Small banks are not prevalent here, but the community bank is alive and flourishing."

MetroWest Daily News

Ribbon-Cutting Ceremony to Celebrate Expansion

On Wednesday, March 27, officials at Westborough Bank held a ribbon cutting ceremony to celebrate the completion of an expansion at their East Main Street facility...

The project marks the culmination of many months of planning and research. One of the areas receiving the most attention was technology.

Community Advocate

McCann Joins Westborough Bank

When Sean McCann joined Westborough Bank as Director of Investment Services, it marked a return to his philosophical roots.

"I saw an opportunity in my hometown area," said the Northborough resident... "I believe in community banking and its emphasis on the customer."

Westborough News

eadlines

WESTBOROUGH BANK EXPANDS

Westborough Bank has opened a 13,000 square foot addition at 100 East Main St., the largest expansion in the company's 133-year history. The $2.2. million expansion houses operations and executive offices, a new boardroom, and two training rooms. The new space frees up additional room for the bank's growing commercial lending department.

Worcester Telegram & Gazette

WESTBOROUGH BANK GROWING IN SHREWSBURY

Design plans are under way for a 3,000 square foot branch to accommodate an expansion of Westborough Bank's Maple Avenue presence.

"We're expanding our physical presence," Westborough Bank President Joseph MacDonough said. "And with this significantly increased visibility, we will no longer be a 'drive-by' bank."

Community Advocate



WESTBOROUGH BUILDS ON SUCCESS

It is a bank more than 130 years old, but if the founders of Westborough Bank suddenly were to return today, they would be pleasantly surprised. Through the years, the common thread, the one thing that has not changed at Westborough Bank, is a never ending focus on the local community.

Massachusetts Banker Magazine

BANK RECEIVES PRESTIGIOUS ELI WHITNEY AWARD

Last week, Joseph F. MacDonough of Westborough Bank joined distinguished company as the 10th recipient of th prestigious Corridor Nine Area Chamber of Commerce Eli Whitney Award.

The award, given at the Chamber's annual meeting, honors businesses and individuals who embody entrepreneuri and community spirit.

Westborough News

The Corridor Nine Area Chamber of Commerce held its 23rd annual meeting Thursday night, honoring the president of a community bank...

The chamber ... presented the Eli Whitney Award to Joseph MacDonough, CEO of Westborough Bank...

Chamber president Nancy Carlson called MacDonough "an outstanding leader who has guided his business in expansions" in the Westborough area.

"Those who work with him and his business ... respec him for the leader and gentleman he is," Carlson said. "He ha managed to expand one of this community's oldest institution while never forgetting the importance of community."

MetroWest Daily News

STUDENTS LEARN IT MAKES 'CENTS' TO SAVE

Through Westborough Bank, more than 1,700 area elementary students – including youngsters at Armstrong School in Westborough – have learned the ABCs of money management in cooperation with the state's Savings Makes Sense program.

Westborough News

FOUNDATION BANKS ON COMMUNITY

In its ongoing mission to support the needs of the loca community, the Westborough Savings Charitable Foundation recently donated $7,500 to local charities, bringing its six-yea giving total to over $160,000.

"We are very thankful of the support..." said Julie Komenos of Abby's House. "At this time, corporate philanthropy is needed more than ever and we are grateful to the Westborough Bank Charitable Foundation for its support."

Westborough News

Comm



from left
Astrid Essex
Administrative Assistant

Jane LaFlamme
Loan Servicing

John Casagrande
Chief Financial Officer

Patricia Loiseau
Branch Manager

In concert with its mission to support the local community, Westborough Bank continued its outreach efforts in 2002 through its generosity of time, talent and financial resources. The bank touched more non-profit organizations in 2002 than ever in its history. Its unmatched dedication to the local residents and their concerns has brought Westborough Bank to the forefront, leading by example in support of the communities it serves.

Community Membership Affiliations

Members of Westborough Bank's management team are actively involved in creating public awareness for the bank through affiliations with local business and civic organizations including Lions Club, Rotary International and the Chamber of Commerce.

Event Sponsorships

2002 marked a significant year of community-sponsored events for Westborough Bank. Some of the many organizations supported by the bank were: the Massachusetts State Police, Westborough Music Parents Foundation, Symphony Pro Musica, Westborough Little League, Westborough Festival of Lights, Northborough Applefest 2002, Northborough Nurses' Association, American Red Cross Disaster Relief Fund, Westborough Police Officers Union, Congregation B'nai Shalom, Jewish Community Center, Council on Aging, Abby's House, YMCA "Greens for Teens," Worcester Art Museum, Shrewsbury Police Union, Westborough Athletic Boosters Association, Worcester County Food Bank, Lions Club, Autism Resource Center, WCC, Northborough Baseball, Rotary Clubs of Shrewsbury, Westborough and Northborough, and the Westborough Education Foundation.

Toys for Tots

In conjunction with the Marine Corps Reserve, our employees collect toys each year to donate to children in need.

unity



Walks for a Cure

Employees participated in walks that raised money and contributed funds for breast cancer and diabetes research.

Chamber of Commerce School/Business Partnership

Westborough Bank was the grand sponsor for the Corridor Nine Area Chamber of Commerce School/Business Partnership Golf Tournament. This is the major annual fundraiser for the partnership, which was created as a resource to help young people become familiar with the world of work and provide them with role models in their fields of interest. We continue to work to build strong relationships among local government leaders, area businesses and schools in the towns served by the Chamber and the bank.



Westborough Bank
Feb. 5, 2002
Local Charities
7,500

Westborough Senior Center

The current treasurer of this center is a Westborough Bank employee.



Shrewsbury Senior Center

Shrewsbury branch manager Patricia Loiseau coordinates monthly movies and refreshments and she and other bank employees serve up the treats. Movies are purchased and donated to the center's tape library, where seniors can continue to enjoy them on the big screen television donated by the bank when the newly-built center opened.

Bay Path Home and Community Services

As certified representatives of Bay Path, which offers services to the elderly, several Westborough Bank employees donate their time to handle money management for seniors. Additionally, the Bank was recognized at Bay Path's 25th anniversary celebration.

Make-A-Wish Foundation

The 15-year-old Make-A-Wish Foundation of Central and Western Massachusetts has granted wishes to more than 600 area children suffering from life-threatening illnesses. With the cost of making a "wish come true" averaging about $4,500, corporate support for the program is essential. We're proud to help children and their families experience the joy of a wish come true.

Westborough Savings Charitab Foundation

This foundation was established speci cally to give back to the community through grants for important commu ty causes, projects and organizations. Those who were supported in 2002 through this program include: YMCA Youth Support Campaign, YWCA of Central Massachusetts, Family Service of Central Massachusetts, Westboroug High School's Charlotte Spinney Visio Scholarship, Hillside School, Shrewsbury Housing Authority, Worcester County Food Bank, Abby's House, Montachusett Girl Scout Cour Knox Trail Boy Scout Council, Tri County United Way, Worcester Comm Ground, YMCA Boroughs Branch, American Red Cross of Central Massachusetts, Bay Path Home and Community Services, and United Wa Central Massachusetts.

Junior Achievement

Junior Achievement of Central Massachusetts was established in 197 to continue the national organization' longstanding commitment to teaching young people about responsibility, choices and the free economic system. Locally, JA coordinates programs to teach economic literacy in the schools, recruiting volunteer instructors and contributions from area businesses. We're pleased to support JA and local schools through funding and employe volunteers.

Officers of Westborough Financial Services, Inc. and Westborough Bank

President & CEO
Joseph F. MacDonough

Senior Vice President & CFO
John L. Casagrande

Vice President & Senior Operations Officer
Vickie A. Bouvier

Vice President, Director of Marketing & Retail Sales
Michael D. Allard

Vice President, Director of Human Resources
Margaret I. Duquette

Vice President, Senior Lending Officer
Robert K. McCann

Vice President, Commercial Lending
Alexander P. Tautkas

Vice President
Robert G. Daniel

Vice President
Roger B. Leland

Assistant Treasurer, Controller
Deborah A. Callahan

Clerk of Corporation
John L. Casagrande

Assistant Vice President, Mortgage Loan Officer
Paul M. Gleason, Jr.

Assistant Vice President, Branch Coordinator
Lois M. Brennan

Assistant Vice President, Loan Servicing Officer
Lois J. Murphy

Information Technology Officer
Philip A. Maio

Operations Officer
Claire M. Hart

Mortgage Loan Officer
Winifred B. Mason

Loan Officer
Robert P. Fontaine


COMMITMEN

Board of Directors

Chairman of the Board
Walter A. Kinell, Jr.

Nelson P. Ball
Edward S. Bilzerian
David E. Carlstrom
John L. Casagrande
William W. Cotting Jr.
Robert G. Daniel
Earl H. Hutt
Robert A. Klugman
Roger B. Leland
Joseph F. MacDonough
Paul F. McGrath
Charlotte C. Spinney
Phyllis A. Stone
James E. Tashjian

Director Emeritus
Joseph G. Nason

Executive Committee

Joseph F. MacDonough, Chairman
David E. Carlstrom
Robert G. Daniel
Robert A. Klugman
Roger B. Leland
James E. Tashjian

Auditing Committee

Earl H. Hutt, Chairman
Edward S. Bilzerian
Paul F. McGrath

Corporators

Anthony A. Abu
Jean H. Anderson
Michael J. Antonio
Ronald P. Aspero
James N. Ball
Nelson P. Ball
John A. Bartolini, Jr.
Edward S. Bilzerian
Dexter P. Blois
Jean M. Borgatti
Richard J. Boutilier
Vickie A. Bouvier
Lois M. Brennan
Janice A. Brown
Nancy M. Carlson
David E. Carlstrom
David M. Carlstrom
John L. Casagrande
Benjamin H. Colonero, Jr.
William W. Cotting, Jr.
Donald F. Cowles
Donna Cox
Donald B. Cutone
Robert G. Daniel
Paulette E. Davis
Michael A. DiPierro
James E. Dowding
Margaret I. Duquette
Robert J. Gallagher
Donald M. Gillis
Lydia Goldblatt
James A. Harvey
Thomas A. Hays
Thomas A. Hays III
Maria G. Hopkins
Kenneth E. Housman
Paulyn C. Howard
Earl H. Hutt

STAFF

Vasiliki Angelis
Karissa Ayeni
Kathleen Bianchi
Jean Breidenbach
Karen Brooks
Carol Burgoyne
Kathleen Campanale
Debra Cennerazzo
Michelle Chesley
Jessica Comen
MaryEllen Comerford
Jean Costantino
Janet Daniels
Regina Desmarais
Charlotte Donovan
Ann Dussault
Astrid Essex
Patricia Flood
Jeffrey Gaulin
Lucia Gencarelli
Kellieann Giorgio
Paul Hansen
Mary Lynn Hart
Marion Hartshorn
Melissa Havalotti
Beth Hayden
Amelia Hodgson
Colleen Horne
Christine Howe
Janet Jankowski
Kristin Jeannotte
Laura Knowles
Jane LaFlamme
Vickie Lane
Suzanne Laperle
Amanda Laraia
Mary Ellen Leighton
Michelle Lewis
Patricia Loiseau
Teresa Lynch-Jones
Tasneem Mandli
Sean McCann
Carol McIntyre
Alex Megas
Catherine Paglieroni
Donald Painchaud
George Panagopoulos
Kimberly Perkins
Linda Richard
Lisa Roberts
Nilda Rodriguez
Suzanne Rost
Marites Sabolboro
Sharon Sanford-Cote
Annette Sangkhum
Cheri Scanlon
Mark Scheid
Iris Shehi
Paula Stevens
Caitlin Sullivan
Shara Teli
Timothy Thibault
Van Truong
Linda Tumeinski
Sheila Veideman
Ryan Vorapheth
Jean Wamback


LEADERSHIP

CORPORATORS

James W. Igoe
Jeffrey W. Kinell
Walter A. Kinell, Jr.
Robert A. Klugman
John I. Lebeaux
Jeffrey B. Leland
Roger B. Leland
Richard J. Loughlin
Joseph F. MacDonough
Joseph W. MacDougall, Jr.
Robert K. McCann
Paul F. McGrath
Helen F. Miller
Charles M. O'Neil
Janet M. Ordway
George E. Pember
Marcia Roman
Donald Satterfield
Charlotte C. Spinney
Phyllis A. Stone
Thomas J. Sweeney
James E. Tashjian
Alexander P. Tautkas
J. Kelly Thomas
Hugh K. Tufts, Jr.
Lawrence L. Ware
James R. Waterman
Francis P. Zarette

YEARS OF SERVICE - LONGSTANDING EMPLOYEES

20-25 years
Vickie A. Bouvier
Lois M. Brennan
Alexander P. Tautkas
Linda M. Richard
Joseph F. MacDonough
Beth E. Hayden

15-19 years
Jean A. Breidenbach
Janet L. Jankowski
Patricia L. Loiseau
Kimberly S. Perkins

10-14 years
Mary Lynn Hart
Carol K. McIntyre
Suzanne T. Laperle
Ann Dussault
Astrid M. Essex

5-9 years
Jean C. Wamback
John L. Casagrande
Regina M. Desmarais
Donald M. Painchaud
Christine L. Howe
Colleen A. Horne
Annette C. Sangkhum
Michelle L. Chesley
Winifred B. Mason
Kellieann Giorgio
Margaret I. Duquette

WESTBOROUGH FINANCIAL SERVICES, INC. AND SUBSIDIARY
SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

At September 30,	2002	2001	2000
Consolidated Balance Sheet Data		($ in thousands)	
Total assets	$241,273	$225,675	$205,976
Loans, net	132,880	134,957	113,559
Investment securities	76,888	65,514	70,119
Total deposits	202,063	185,098	163,405
Federal Home Loan Bank advances	9,500	12,000	16,500
Stockholders' equity	27,989	26,912	24,716
Allowance for loan losses	926	916	874
Non-accrual loans	140	0	0
Non-performing assets	140	0	0

For Twelve Months Ended September 30,	2002	2001	2000
Consolidated Statement of Income		($ in thousands, except per share data)	
Total interest and dividend income	$13,871	$14,135	$11,991
Total interest expense	5,358	6,927	5,525
Net interest income	8,513	7,208	6,466
Provision for loan losses	8	48	0
Net interest income, after provision for loan losses	8,505	7,160	6,466
Customer service fees	439	658	355
Income from covered call options	0	16	425
Gain (loss) on securities, net	(466)	710	177
Miscellaneous	200	160	138
Total other income	173	1,544	1,095
Total operating expenses	7,446	6,977	5,830
Income before income taxes and cumulative effect of change in accounting principle	1,232	1,727	1,731
Income taxes	253	476	480
Income before cumulative effect of change in accounting principle	979	1,251	1,251
Cumulative effect of change in accounting principle, net of $76 of related tax effect, for the adoption of a new accounting standard for covered call options ($.09 per dilutive share)	0	147	0
Net Income	$979	$1,398	$1,251
Basic number of weighted average shares outstanding	1,540,103	1,540,518	NA
Dilutive number of weighted average shares outstanding	1,558,622	1,550,588	NA
Basic earnings per share: stock commenced trading Feb. 16, 2000	$0.64	$0.91	NA
Dilutive earnings per share: stock commenced trading Feb. 16, 2000	$0.63	$0.90	NA
Dividends declared per share	$0.20	$0.20	NA

For Twelve Months Ended September 30,	2002	2001	2000
Performance Ratios:			
Return on average assets	0.42%	0.64%	0.68%
Return on average stockholders' equity	3.59%	5.49%	5.70%
Dividend payout ratio(1)	31.84%	22.18%	NA
Average stockholders' equity to average assets	11.70%	11.69%	11.88%
Net interest rate spread (2)	3.52%	2.93%	3.19%
Net interest margin(3)	3.94%	3.53%	3.73%
Operating expenses as a percent of average assets	3.19%	3.20%	3.16%
Average interest-earning assets to average interest—bearing liabilities	116.82%	117.68%	116.88%
Efficiency ratio(4)	81.36%	86.93%	83.78%

(1) Dividend payout ratio represents dividends declared per share divided by dilutive earnings per share.
(2) Net interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average cost of interest-bearing liabilities.
(3) Net interest margin represents net interest income as a percentage of average interest-earning assets.
(4) Efficiency ratio represents total operating expenses divided by the sum of net interest income, customer service fees and miscellaneous income.

At September 30,	2002	2001	2000
Asset Quality Ratios:			
Non-performing loans as a percent of loans	0.11%	0.00%	0.00%
Non-performing assets as a percent of total assets	0.06%	0.00%	0.00%
Allowance for loan losses as a percent of total loans before the allowance for loan losses	0.69%	0.67%	0.76%
Capital Ratio and other data:			
Equity to assets at end of period	11.60%	11.93%	12.00%
Number of shares outstanding at end of period	1,581,574	1,581,374	1,581,374
Number of:			
Full-service offices(1)	5	5	5
Full-time equivalent employees	76	70	69

(1) The number of full service offices does not include our branch at the Willows and our Operations Center.

Westborough Financial Services, Inc.
Stockholders Information



2000

Common Stock Information

On September 30, 2002 there were 1,581,574 shares of common stock issued and outstanding and approximately 721 stock[illegible] ing perso[illegible] holding stock in [illegible]

Annual Meeting

The annual meeting of shareholders will be held on Thursday, January 30, 2003 at 3 p.m., local time. The meeting will take place at Wyndham [illegible]rough Hotel located at 5400 [illegible] Drive, Westborough, [illegible]

[illegible] reflects the stock price and dividend payment by quarter of the Company's stock [illegible] fiscal year ended September 30, 2002. The information [illegible] provided to management of the Company by [illegible] transactions in the Company's stock on an [illegible] dealer prices, without retail mark-[illegible] represent actual transactions.

Stock Price and Dividends by Quarter:	High Price	Low Price	Average Price	Dividends per share
First Quarter	$18.75	$16.60	$17.80	$.05
Second Quarter	$21.75	$17.96	$20.31	$.05
Third Quarter	$23.00	$20.15	$21.94	$.05
Fourth Quarter	$24.00	$21.00	$22.07	$.05

Dividend payment decisions are made with consideration of a variety of factors including earnings, financial condition, market considerations and regulatory restrictions.

10-KSB REPORT

A copy of the form 10-KSB as filed with the Securities and Exchange Commission will be furnished without charge to stockholders upon written request. Please write to:

John L. Casagrande, Clerk
Westborough Financial Services, Inc.
100 East Main Street
Westborough, MA 01581

Transfer Agent
Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016
Shareholder Inquires:
(800) 368-5948

Counsel
Thacher Proffitt & Wood
1700 Pennsylvania Avenue, NW
Suite 800
Washington, DC 20006
(202) 347-8400

Independent Auditors
Wolf & Company, P.C.
One International Place
Boston, MA 02110
(617) 439-9700

Investor Relations
John L. Casagrande
Senior Vice President and Treasurer
Westborough Financial Services, Inc.
100 East Main Street
Westborough, MA 01581
(508) 366-4111

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward Looking Statements

Westborough Financial Services, Inc. (the "Company") and The Westborough Bank (the "Bank") may from time to time make written or oral "forward-looking statements" which may be identified by the use of such words as "may," "could," "should," "would," "believe," "anticipate," "estimate," "expect," "intend," "plan" and similar expressions that are intended to identify forward-looking statements.

Forward-looking statements include statements with respect to the Company's beliefs, plans, objectives, goals, expectations, anticipations, estimates and intentions, which are subject to significant risks and uncertainties. The following factors, many of which are subject to change based on various other factors beyond the Company's control, and other factors identified in the Company's filings with the Securities and Exchange Commission and those presented elsewhere by management from time to time, could cause its financial performance to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. Examples of forward-looking statements include, but are not limited to, estimates with respect to our financial condition, results of operations and business that are subject to various factors which would cause actual results to differ materially from these estimates. These factors include, but are not limited to:

- conditions which effect general and local economies;
- changes in interest rates, deposit flows, demand for mortgages and other loans, real estate values and competition;
- changes in accounting principles, policies, or guidelines;
- changes in legislation or regulation; and
- other economic, competitive, governmental, regulatory, and technological factors affecting our operations, pricing, products and services.

This list of important factors is not exclusive. The Company or the Bank does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by or on behalf of the Company or the Bank.

General

The Company is a Massachusetts chartered mid-tier holding company that completed its initial public offering in February 2000 in the reorganization of the Westborough Bank (the "Bank") from a Massachusetts chartered mutual savings bank into the Massachusetts mutual holding company form of organization. Pursuant to the reorganization, the Bank converted to a Massachusetts chartered stock savings bank as a wholly-owned subsidiary of the Company, which is majority owned by Westborough Bancorp, MHC ("MHC"), a Massachusetts chartered mutual holding company. The Company's common stock is traded on the Over-the-Counter Bulletin Board under the symbol "WFSM.OB."

Unless otherwise indicated, the information presented herein represents the consolidated activity of the Company and its subsidiary for the fiscal year ended September 30, 2002. The following discussion and analysis should be read in conjunction with the consolidated financial statements and related notes that are included within this report.

The business of the Bank consists of attracting deposits from the general public and using these funds to originate various types of loans primarily in the towns of Westborough, Northborough and Shrewsbury, Massachusetts, including residential and commercial real estate mortgage loans and, to a lesser extent, consumer and commercial loans.

The Bank's profitability depends primarily on its net interest income, which is the difference between the interest income the Bank earns on its loans and securities portfolio and its cost of funds, which consist primarily of interest paid on deposits and borrowings from the Federal Home Loan Bank (the "FHLB"). Net interest income is affected by the relative amounts of interest-earning assets and interest-bearing liabilities and the interest rates earned or paid on these balances. When interest-earning assets approximate or exceed interest-bearing liabilities, any positive interest rate spread will generate net interest income.

The level of other (non-interest) income and operating expenses also affects the Company's profitability. Other income consists primarily of customer service fees, gains and losses on sales of securities and increases in cash surrender value of bank-owned life insurance. Operating expenses consist of salaries and benefits, occupancy-related expenses and other general operating expenses.

The operations of the Company, and banking institutions in general, are significantly influenced by general economic conditions and related monetary and fiscal policies of financial institutions' regulatory agencies. Deposit flows and the cost of funds are influenced by interest rates on competing investments and general market rates of interest. Lending activities are affected by the demand for financing real estate and other types of loans, which in turn are affected by the interest rates at which such financing may be offered and other factors affecting loan demand and the availability of funds.

Business Strategy

In past years, the Bank's primary management strategy has been to offer savings and certificate of deposit accounts and residential mortgage loans in the market area of Westborough, Massachusetts and surrounding communities. In recent years, the Company has adopted a growth-oriented strategy that has focused on expanding its product lines and services, providing expanded delivery systems for its customers and extending its branch network. The Bank believes that this business strategy is best for its long-term success and viability, and complements its existing commitment to high quality customer service. In connection with the Bank's overall growth strategy, it seeks to:

- continue to focus on expanding its residential lending and retail banking franchise, and increasing the number of households served within its market area;
- expand its commercial banking products and services for small- and medium-sized businesses, as a means to increase the yield on its loan portfolio and to attract lower cost transaction deposit accounts;
- expand its branch network to increase its market share;
- increase the use of alternative delivery channels, such as on-line and telephonic banking; and
- offer a variety of uninsured products and services as a means to compete for an increased share of its customers' financial service business.

In order to create a platform for the accomplishment of the Company's goals, management has made significant investments in its physical infrastructure and human and technological resources. In particular, the Bank has completed an addition to its main office and is in the process of renovating the older portion of its main office. Additionally, the Bank is in the process of constructing an enlarged Maple Avenue, Shrewsbury branch office. Management has also completed a major conversion of its core data processing system. Such investments have been, and in the future, will be, necessary to ensure that adequate resources are in place to offer increased products and services. As a result, for a period of time, the Bank expects operating expenses to increase and net income to be adversely impacted. Management believes, however, that its long-term profitability should improve as it realizes the benefits of diversified product lines and market share growth.

Asset/Liability Management; Market Risk Analysis

A primary component of the Company's market risk is interest rate volatility. Fluctuations in interest rates will ultimately impact both the Bank's level of income and expense recorded on a large portion of its assets and liabilities. Fluctuations in interest rates will also affect the market value of all interest-earning assets, other than those which possess a short term to maturity.

The primary objective of the Bank's interest rate management strategy is to optimize its economic value and net income under likely market rate scenarios. To achieve this objective, the Bank has developed policies and procedures to assist senior management in evaluating and maintaining acceptable levels of interest rate risk, liquidity risk and capital. In particular, the Bank seeks to coordinate asset and liability decisions so that, under changing interest rate scenarios, earnings will remain within an acceptable range.

Due to the nature of the Bank's operations, it is not subject to foreign currency exchange or commodity price risk. The Bank's real estate loan portfolio, concentrated in the towns of Westborough, Northborough, Shrewsbury and Grafton, Massachusetts, is, however, subject to risks associated with the local economy. Historically, the Bank's lending activities have emphasized one- to four-family residential mortgage loans, and the Bank's primary source of funds has been deposits. In recent years, the Bank has attempted to employ certain strategies to manage the interest rate risk inherent in this asset/liability mix, including: (a) investing in securities with relatively short maturities or call dates; (b) maintaining through tiered-rate savings accounts and other programs with a concentration of less interest rate sensitive "core deposits;" (c) emphasizing the origination or purchase and retention of adjustable-rate one- to four-family loans; (d) emphasizing the origination of commercial loans with short-term maturities; and (e) borrowing funds from the FHLB, which may be used to originate or purchase loans with similar anticipated cash flow characteristics. The Bank believes that the frequent re-pricing of its adjustable-rate mortgage loans and short term securities, which reduces the exposure to interest rate fluctuations, will stabilize the Bank's net interest margin.

The actual amount of time before mortgage loans and mortgage-backed securities are repaid can be significantly impacted by changes in mortgage prepayment rates and market interest rates. Mortgage prepayment rates will vary due to a number of factors, including the regional economy in the area where the underlying mortgages were originated, seasonal factors, demographic variables and the assumability of the underlying mortgages. However, the major factors affecting prepayment rates are prevailing interest rates, related mortgage refinancing opportunities and competition. The Bank monitors interest rate sensitivity so that it can make adjustments to its asset and liability mix on a timely basis.

Gap Analysis. The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are "interest rate sensitive" and by monitoring a bank's interest rate sensitivity "gap." An asset or liability is deemed to be interest rate sensitive within a specific time period if it will mature or re-price within that time period. The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or re-pricing within a specific time period and the amount of interest-bearing liabilities maturing or re-pricing within that same time period.

At September 30, 2002, the Company's cumulative one-year gap position, which measures the difference between the amount of interest-earning assets maturing or re-pricing within one year, and interest-bearing liabilities maturing or re-pricing within one year, was a negative 13.42% of total assets. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. Accordingly, during a period of rising interest rates, an institution with a negative gap position generally would not be in as favorable a position, compared to an institution with a positive gap, to invest in higher yielding assets. The resulting yield on an institution's assets generally would increase at a slower rate than the increase in its cost of interest-bearing liabilities. Conversely, during a period of falling interest rates, an institution with a negative gap would tend to experience a re-pricing of its assets at a slower rate than its interest-bearing liabilities which, consequently, would generally result in its net interest income growing at a faster rate than an institution with a positive gap position.

The following table sets forth the amortized cost of interest-earning assets and interest-bearing liabilities outstanding at September 30, 2002, which is anticipated by the Company, based upon certain assumptions, to re-price or mature in each of the future time periods shown. Except as stated below, the amount of assets and liabilities shown which re-price or mature during a particular period were determined in accordance with the earlier term to re-pricing/call date or the contractual maturity of the asset or liability. The table sets forth an approximation of the projected re-pricing of assets and liabilities at September 30, 2002, on the basis of contractual maturities, anticipated prepayments and scheduled rate adjustments within a three-month period and subsequent projected time intervals. The loan amounts in the table reflect principal balances expected to be redeployed and/or re-priced as a result of contractual amortization and as a result of contractual rate adjustments on adjustable-rate loans.

GAP Table

	Amounts Maturing or Re-pricing as of September 30, 2002							
	less than 3 months	3 to 6 months	6 months to 1 year	1 to 3 years	3 to 5 years	5 to 10 years	over 10 years	Total
Interest-earning Assets (1)	($ in thousands)							
Short-term investments (2)	$13,958	$0	$0	$0	$0	$0	$0	$13,958
Investment securities (3)	6,122	1,516	12,218	25,524	12,471	886	0	58,737
Mortgage and asset backed securities	0	130	0	2,254	2,947	4,341	8,479	18,151
Loans (4)	13,048	1,463	10,818	25,208	17,248	60,607	5,414	133,806
Total interest-earning assets	$33,128	$3,109	$23,036	$52,986	$32,666	$65,834	$13,893	$224,652
Interest-bearing Liabilities:								
NOW accounts (5)	$1,703	$1,703	$1,704	$1,703	$0	$0	$10,220	$17,033
Regular and other savings accounts (5)	9,620	9,621	9,620	9,621	0	0	57,723	96,205
Money market deposit accounts (5)	526	526	526	526	0	0	3,155	5,259
Certificate of deposit accounts	24,918	15,137	13,338	9,680	0	0	0	63,073
Federal Home Loan Bank borrowings (6)	0	0	2,500	5,000	0	2,000	0	9,500
Mortgage escrow deposits	198	0	0	0	0	0	0	198
Total interest-bearing liabilities	$36,965	$26,987	$27,688	$26,530	$0	$2,000	$71,098	$191,268
Interest sensitivity gap	($3,837)	($23,878)	($4,652)	$26,456	$32,666	$63,834	($57,205)	$33,384
Cumulative interest sensitivity gap	($3,837)	($27,715)	($32,367)	($5,911)	$26,755	$90,589	$33,384	
Cumulative interest sensitivity gap as a percent of total assets	-1.59%	-11.49%	-13.42%	-2.45%	11.09%	37.55%	13.84%	
Cumulative interest sensitivity gap as a percent of total interest-earning assets	-1.71%	-12.34%	-14.41%	-2.63%	11.91%	40.32%	14.86%	
Cumulative interest sensitivity gap as a percent of total interest-bearing liabilities	-2.01%	-14.49%	-16.92%	-3.09%	13.99%	47.36%	17.45%	

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(1) Interest-earning assets are included in the period in which the balances are expected to be redeployed and/or re-priced as a result of anticipated prepayments, scheduled rate adjustments, call dates and contractual maturities.

(2) Short-term Investments include federal funds, money market mutual funds and interest-earning amounts in the Federal Home Loan Bank of Boston.

(3) Investment securities are at market value. Common stock and stock in the Federal Home Loan Bank of Boston is included in the less than 3 month column.

(4) Loans are principal balances, net of deferred loan costs, discounts/premiums on purchased loans and unadvanced funds.

(5) 60% of NOW, regular and other savings and money market deposit accounts are included in the over ten year period and the remaining allocated evenly within the four intervals up to and including one to three years.

(6) Federal Home Loan Bank borrowings are categorized by contractual maturity date.

Certain shortcomings are inherent in the method of analysis presented in the Gap Table. For example, although certain assets and liabilities may have similar maturities or periods to re-price, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets such as adjustable-rate loans have features, which restrict changes in interest rates both on a short-term basis and over the life of the asset. Further, in the event of changes in interest rates, prepayment and early withdrawals, the level would likely deviate significantly from those assumed in calculating the table. Finally, the ability of many borrowers to service their adjustable-rate loans may decrease in the event of an interest rate increase.

The following table sets forth certain information relating to the Company's financial condition and net interest income at and for the years ended September 30, 2002, 2001, and 2000, and reflects the average yield on assets and average cost of liabilities for the periods indicated. Such yields and costs are derived by dividing interest and dividend income or interest expense by the average balance of assets or liabilities, respectively, for the periods shown. Average balances are derived from average daily balances. The yields include fees and costs, which are considered adjustments to yields.

	For the Year Ended September 30,								
	2002			2001			2000		
	Average Balance	Interest	Average Yield or Cost	Average Balance	Interest	Average Yield or Cost	Average Balance	Interest	Average Yield or Cost
	($ in thousands)								
Assets:									
Interest-earning assets:									
Short-term investments (1)	$ 11,956	$ 209	1.75%	$ 11,781	$ 591	5.02%	$ 7,898	$ 471	5.96%
Investment Securities (2)	68,194	4,068	5.97%	71,016	4,440	6.25%	67,911	4,247	6.25%
Loans (3)	136,118	9,594	7.05%	121,247	9,104	7.51%	97,410	7,273	7.47%
Total interest-earning assets	216,268	13,871	6.41%	204,044	14,135	6.93%	173,219	11,991	6.92%
Non-interest-earning assets	16,795			13,708			11,524		
Total Assets	$233,063			$217,752			$184,743		
Liabilities and Equity:									
Interest-bearing liabilities:									
NOW accounts	$ 17,032	$ 73	0.43%	$ 16,353	$ 83	0.51%	$ 14,514	$ 73	0.50%
Savings accounts (4)	86,667	1,899	2.19%	74,646	2,344	3.14%	69,239	2,324	3.36%
Money market deposit accounts	5,903	101	1.71%	5,196	102	1.96%	6,346	138	2.17%
Certificate of deposit accounts	63,848	2,509	3.93%	61,019	3,345	5.48%	52,765	2,691	5.10%
Total interest-bearing deposits	173,450	4,582	2.64%	157,214	5,874	3.74%	142,864	5,226	3.66%
Borrowed funds	11,677	776	6.65%	16,178	1,053	6.51%	5,335	299	5.60%
Total interest-bearing liabilities	185,127	5,358	2.89%	173,392	6,927	4.00%	148,199	5,525	3.73%
Non-interest bearing deposits	18,156			16,315			12,546		
Other non-interest-bearing liabilities	2,517			2,597			2,059		
Total non-interest-bearing liabilities	20,673			18,912			14,605		
Total liabilities	205,800			192,304			162,804		
Total stockholders' equity	27,263			25,448			21,939		
Total liabilities and stockholders' equity	$233,063			$217,752			$184,743		
Net interest income		$8,513			$7,208			$ 6,466	
Net interest rate spread (5)			3.52%			2.93%			3.19%
Net interest margin (6)			3.94%			3.53%			3.73%
Ratio of interest earning assets to interest-bearing liabilities			116.82%			117.68%			116.88%

(1) Short-term investments include federal funds, money market mutual funds and interest earning amounts in the Federal Home Loan Bank of Boston.

(2) All investment securities are considered available for sale.

(3) Loans are net of deferred loan origination costs (fees), allowance for loan losses, discount/premium on purchased loans and unadvances funds.

(4) Savings accounts include the balance in mortgagors' escrow accounts.

(5) Net interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average cost of interest-bearing liabilities.

(6) Net interest margin represents net interest income as a percentage of average interest-earning assets.

The following table presents the extent to which changes in interest rates and changes in the volume of interest-earning assets and interest-bearing liabilities have affected our interest income and interest expense during the periods indicated. Information is provided in each category with respect to:

- changes attributable to changes in volume (changes in volume multiplied by prior rate);
- changes attributable to changes in rate (changes in rate multiplied by prior volume); and
- the net change.

The changes attributable to the combined impact of volume and rate have been allocated proportionately to the changes due to volume and the changes due to rate.

	Year Ended September 30, 2002 Compared to Year Ended September 30, 2001 Increase (Decrease)			Year Ended September 30, 2001 Compared to Year Ended September 30, 2000 Increase (Decrease)		
	Due to			Due to		
	Volume	Rate	Net	Volume	Rate	Net
	($ In thousands)					
Interest-earning assets:						
Short-term investments (1)	$ 9	$ (391)	$ (382)	$ 204	$ (84)	$ 120
Investment Securities (2)	(173)	(199)	(372)	194	(1)	193
Loans (3)	1,071	(581)	490	1,790	41	1,831
Total interest-earning assets	907	(1,171)	(264)	2,188	(44)	2,144
Interest-bearing liabilities:						
NOW accounts	3	(13)	(10)	9	1	10
Savings accounts (4)	338	(783)	(445)	175	(155)	20
Money market deposit accounts	13	(14)	(1)	(23)	(13)	(36)
Certificate of deposit accounts	149	(985)	(836)	442	212	654
Total interest-bearing deposits	503	(1,795)	(1,292)	603	45	648
Borrowed funds	(299)	22	(277)	699	55	754
Total interest-bearing liabilities	204	(1,773)	(1,569)	1,302	100	1,402
Net change in net interest income	$ 703	$ 602	$ 1,305	$ 886	$ (144)	$ 742

(1) Short-term investments include federal funds, money market mutual funds and interest earning amounts in the Federal Home Loan Bank of Boston.
(2) All investment securities are considered available for sale.
(3) Loans are net of deferred loan origination costs (fees), allowance for loan losses, discounts/premiums on purchased loans and unadvanced funds..
(4) Savings accounts include the balance in mortgagors' escrow accounts.

Comparison of Financial Condition at September 30, 2002 and September 30, 2001

As a result of continued growth in deposits, the Company's total assets increased by $15.6 million, or 6.91%, to $241.3 million at September 30, 2002 from $225.7 million at September 30, 2001. Net loans during this period declined by $2.1 million, or 1.54%, to $132.9 million at September 30, 2002, from $135.0 million at September 30, 2001. The loan decline was primarily due to a net decline in fixed-rate mortgage loans on real estate, as a result of the current low interest rate environment that encouraged increased loan payoffs and refinancing. Securities available for sale and cash and cash equivalents increased by $15.4 million, to $94.9 million at September 30, 2002 as compared to $79.5 million at September 30, 2001 due primarily to the investment of funds provided from deposit growth. Banking premises and equipment increased by $2.7 million to $5.5 million at September 30, 2002 as compared to $2.9 million at September 30, 2001 primarily as a result of the completion of the Company's administrative office building and progress payments made on the construction of a branch office in the town of Shrewsbury, Massachusetts. Asset quality remained strong, with $140 thousand of non-performing assets at September 30, 2002.

Total deposits increased by $17.0 million, or 9.17%, to $202.1 million at September 30, 2002 from $185.1 million at September 30, 2001. Most of this increase was attributable to increases in variable-rate tiered accounts and regular savings accounts. In the current low interest rate and volatile investment environment, deposit customers preferred to place their deposits in stable accounts that offer higher liquidity. As a result of the payment of outstanding advances from the Federal Home Loan Bank of Boston, advances declined by $2.5 million during this period.

Total stockholders' equity increased by $1.1 million, or 4.00%, to $28.0 million at September 30, 2002 from $26.9 million at September 30, 2001. This increase is mainly due to net income of $979 thousand for fiscal year ended September 30, 2002, plus a $715 thousand increase in net unrealized gains on securities considered available for sale. Alternatively, stockholders' equity was reduced by the payment of cash dividends of $316 thousand and a $475 thousand purchase of 22,139 shares of the Company's common stock by the Recognition and Retention Plan ("RRP") Trust.

Comparison of Financial Condition at September 30, 2001 and September 30, 2000

Total assets increased by $19.7 million, or 9.56%, to $225.7 million at September 30, 2001 from $206.0 million at September 30, 2000. Net loans during this period increased by $21.4 million, or 18.84%, to $135.0 million at September 30, 2001, from $113.6 million at September 30, 2000. The loan increase was primarily due to increased loans originated or purchased, which were secured by real estate. Investment securities decreased by $4.6 million, to $65.5 million at September 30, 2001, from $70.1 million at September 30, 2000. The investment securities decline was attributable in part to the utilization of proceeds from investment security sales and maturities to meet new loan funding requirements and for the payment of $4.5 million of scheduled maturities of FHLB advances. Asset quality remained strong, with no non-performing assets for each of the years ended September 30, 2001 and September 30, 2000.

Total deposits increased by $21.7 million, or 13.3%, to $185.1 million at September 30, 2001 from $163.4 million at September 30, 2000. Most of this increase was attributable to increases in certificates of deposits, regular savings accounts and checking accounts.

Total stockholders' equity increased by $2.2 million, or 8.88%, to $26.9 million at September 30, 2001 from $24.7 million at September 30, 2000. This increase is mainly due to net income of $1.4 million for fiscal year ended September 30, 2001, plus, a $1.1 million increase in net unrealized gains on securities considered available for sale. Alternatively, stockholders' equity was reduced by the payment of cash dividends of $316 thousand.

Comparison of Operating Results for the Years Ended September 30, 2002 and 2001

Net Income. The Company reported earnings per share (dilutive) for the fiscal year ended September 30, 2002 of $0.63 on net income of $979 thousand. For the comparative fiscal year ended September 30, 2001, the Company reported earnings per share (dilutive) of $0.90 on net income of $1.4 million. The $419 thousand decline in net income was primarily the result of current year net losses on the sale of securities, a decline of income from customer service fees, an increase in operating expenses and a decline in the cumulative effect of a change in accounting principle. These areas were offset, to a lesser extent, by an increase in net interest income. The Company's return on average assets for the year ended September 30, 2002 was 0.42% compared to 0.64% for the year ended September 30, 2001.

Interest and Dividend Income. Interest and dividend income declined by $264 thousand or 1.87%, to $13.9 million for the year ended September 30, 2002 from $14.1 million for the year ended September 30, 2001. The decrease in interest and dividend income was mainly the result of a decline in the earnings rate earned on interest earning assets offset, to a lesser extent, by an increase in the volume of interest earning assets. The average rate earned on interest earning assets was 6.41% on average earning assets of $216.3 million and 6.93% on average interest earning assets of $204.0 for the years ended September 30, 2002 and 2001, respectively. The Federal Reserve Bank's, Federal Open Market Committee, ("FOMC") reduced the discount rate by 1.25 percentage points during the fiscal year ended September 30, 2002. This generally declining interest rate environment translated into declining rates earned on loans, investment securities and short-term investments. Additionally, some loan customers renegotiated existing loan rates that, accordingly, lowered rates earned by the Company on those loans.

The average balance of loans for the year ended September 30, 2002 was $136.1 million, earning 7.05% for the year. This compares to an average balance of loans for the year ended September 30, 2001 of $121.2 million, earning 7.51% for the year. The average balance of investment securities for the year ended September 30, 2002 was $68.2 million, earning 5.97% for the year. This compares to an average balance of investments for the year ended September 30, 2001 of $71.0 million, earning 6.25% for the year. Finally, the average balance of short-term investments for the year ended September 30, 2002 was $12.0 million, earning 1.75% for the year. This compares to an average balance of short-term investments for the year ended September 30, 2001 of $11.8 million, earning 5.02% for the year.

Interest Expense. Interest expense declined by $1.6 million, or 22.65%, to $5.4 million for the year ended September 30, 2002 from $6.9 million for the year ended September 30, 2001. Interest expense declined mainly due to a decline in the average rate paid on interest-bearing liabilities offset, to a lesser extent, by an increase in the average volume of interest-bearing liabilities. The previously mentioned FOMC interest rate reductions allowed the Company to reduce rates paid on NOW, savings, money market deposit and certificates of deposit accounts. The average volume of interest-bearing deposits increased to $173.5 million with a cost of 2.64% for the year ended September 30, 2002 as compared to $157.2 million with a cost of 3.74% for the year ended September 30, 2001. The average volume of borrowed funds from the FHLB decreased during the year ended September 30, 2002 to $11.7 million, with a cost of 6.65%, from an average balance of $16.2 million, with a cost of 6.51% for the year ended September 30, 2001.

Net Interest Income. Generally declining interest rates resulted in a decline in the Company's interest expenses on deposits and borrowings and, to a lesser extent, to a decline in interest income on loans and investments. Net interest income increased by $1.3 million for the year ended September 30, 2002, or 18.10%, to $8.5 million from $7.2 million for the year ended September 30, 2001. The increase is attributed to the combination of a decrease of $1.6 million in total interest expense offset, to a lesser extent, by a decrease of $264 thousand in total interest and dividend income. The Bank's net interest rate spread increased to 3.52% for the year ended September 30, 2002 from 2.93% for the comparative year ended September 30, 2001.

The average yield on interest-earning assets declined to 6.41% for the year ended September 30, 2002 as compared to 6.93% for the year ended September 30, 2001 and the average volume of interest-earning assets increased to $216.3 million for the year ended September 30, 2002 as compared to $204.0 million for the year ended September 30, 2001. The average cost of interest-bearing liabilities declined to 2.89% for the year ended September 30, 2002, from 4.00% for the year ended September 30, 2001. The average volume of interest-bearing liabilities increased to $185.1 million for the year ended September 30, 2002 as compared to $173.4 million for the year ended September 30, 2001.

Provision for Loan Losses. The Company recorded an $8 thousand provision for loan losses for the year ended September 30, 2002 as compared to a $48 thousand provision for the year ended September 30, 2001. The provision for loan losses is a result of management's periodic analysis of risks inherent in its loan portfolio from time to time, as well as the adequacy of the allowance for loan losses. It is the Bank's policy to provide valuation allowances for estimated losses on loans based upon past loss experience, current trends in the level of delinquent and specific problem loans, loan concentrations to single borrowers, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, and current and anticipated economic conditions in our market area. Accordingly, the evaluation of the adequacy of the allowance for loan losses is not based directly on the level of non-performing loans. The allowance for loan losses, in management's opinion, is sufficient to cover losses in the Bank's loan portfolio at this time. As the Bank expands its commercial lending activities, management believes that growth in the provision for loan losses may be likely. Additionally, while the Bank believes it has excellent loan quality, with $140 thousand of non-accrual loans and non-performing assets at September 30, 2002, the Bank recognizes that it is located in a market and geographic area that is considered in the high technology and financial services belt. The Bank's loan portfolio is representative of such demographics. Unemployment rates in Massachusetts and its area have increased and commercial property vacancy rates have also risen. While Bank management believes that its current level of allowance for loan losses is adequate, there can be no assurance that the allowance will be sufficient to cover loan losses or that future adjustments to the allowance will not be necessary if economic and/or other conditions differ substantially from the economic and other conditions considered by management in evaluating the adequacy of the current level of the allowance.

Other Income. Other income consists primarily of fee income for bank services, gains and losses from the sale of securities and income from bank-owned life insurance. For the year ended September 30, 2002, the Company reported a net loss on the sale of securities of $466 thousand as compared to a net gain on the sale of securities of $710 thousand for the year ended September 30, 2001. During the quarter ended September 30, 2002, the Company sold, at a loss, certain common stock holdings of financial services and technology companies. The resultant capital loss will receive favorable tax treatment, since the Company will be able to carry back the current year loss three years, to a period in which it had paid taxes on capital gains. With regard to the Company's common stock holdings, its internal investment policy requires it to either write-down to market value, or sell, any common stock issue that has sustained a continuous decline in market value of 50% or more, for a period of 9 months or more. While the aforementioned common stock sales did not meet the criteria for such write-down or sale at September 30, 2002, the Company felt such common stock was nearing the 9-month measurement period, and it decided to incur such losses to utilize the previously mentioned three-year tax loss carry-back, which would have expired at the end on its September 30, 2002 tax year. Although the management of the Bank believes that it has established and maintained an adequate accounting policy as it relates to investment impairment, such judgments involve a higher degree of complexity and require management to make difficult and subjective judgments that often require assumptions or estimates about highly uncertain matters. Changes in these judgments, assumptions or estimates could cause reported results to differ materially. This critical policy and its application are periodically reviewed with the Audit Committee and our Board of Directors. Also, during the year ended September 30, 2002, income from customer service fees declined by $219 thousand as compared to the previous year primarily as a result of a decline in income from the sale of non-deposit investment products. Miscellaneous income increased by $40 thousand to $200 thousand for the year ended September 30, 2002 mainly due to an increase in income from bank-owned life insurance.

Operating Expenses. Operating expenses increased by $469 thousand, to $7.4 million for the year ended September 30, 2002 as compared to $7.0 million for the previous year ended September 30, 2001 primarily as a result of increases in salaries and benefits expenses, increases in data processing expenses relating to the Company's recent conversion to an enhanced data processing and information system and also due to its move into the addition to the Bank's main office. These expenses were offset, to a lesser extent, by a decline in marketing expenses, professional fees and other general and administrative expenses. Salary and employee benefits expenses increased by $319 thousand, or 8.93%, to $3.9 million for the year ended September 30, 2002 as compared to $3.6 million for the year ended September 30, 2001. Most of this increase was a result of staff additions, the use of temporary help, normal salary increases for existing staff, increases in health insurance premiums, incentive payments for staff involved in the Bank's data processing conversion and increases in retirement benefit costs. Occupancy and equipment expenses increased by $117 thousand, or 11.94%, to $1.1 million for the year ended September 30, 2002 as compared to $1.0 million for the year ended September 30, 2001. During the recent year, the Company moved into its addition to the main office and, as a result, depreciation, maintenance, equipment, utility and related costs increased from the previous year. Data processing expenses increased by $252 thousand, or 56.12%, to $701 thousand for the year ended September 30, 2002 as compared to $449 thousand for the year ended September 30, 2001. The Company converted to a new data processing system in March 2002, and one-time, non-recurring conversion costs of $44 thousand related to that conversion. Marketing expenses declined by $65 thousand, to $220 thousand for the year ended September 30, 2002 mainly due to the increased in-house production of marketing materials. Professional fees declined by $54 thousand, to $282 thousand for the year ended September 30, 2002 due to a decline in the level of legal expenses. Other general and administrative expenses declined by $100 thousand, to $1.3 million for the year ended September 30, 2002 mainly as a result of a decrease in costs associated with outside consulting services.

Income Taxes. Reflecting the lower level of income before income taxes and cumulative change in accounting principle, the provision for income taxes declined by $223 thousand to $253 thousand for the year ended September 30, 2002 as compared to $476 thousand for the year ended September 30, 2001, resulting in an effective tax rate of 20.54% and 27.56% for the years ended September 30, 2002 and 2001, respectively. The Bank utilizes security investment subsidiaries to substantially reduce state income taxes and receives the benefit of a dividends received deduction on common stock. Additionally, the Bank receives favorable tax treatment from the increase in the cash surrender value of bank-owned life insurance.

Comparison of Operating Results for the Years Ended September 30, 2001 and 2000

Net Income. The Company reported earnings per share (dilutive) for the fiscal year ended September 30, 2001 of $0.90 on net income of $1.4 million. Earnings per share data for the comparative period ended September 30, 2000 is not applicable since the Company's stock commenced trading on February 16, 2000. For the year ended September 30, 2001, net income increased $147 thousand or 11.8%, to $1.4 million as compared to $1.3 million for the year ended September 30, 2000. This increase was primarily the result of increases in net interest income of $742 thousand, customer service fees of $303 thousand, the after-tax cumulative effect of a change in accounting principle relating to covered call options of $147 thousand, and net investment gains of $124 thousand, offset, to a lesser extent, by an increase in operating expenses of $1.1 million. The Bank's return on average assets for the year ended September 30, 2001 was 0.64% compared to 0.68% for the year ended September 30, 2000.

Interest and Dividend Income. Interest and dividend income increased by $2.1 million or 17.88%, to $14.1 million for the year ended September 30, 2001 from $12.0 million for the year ended September 30, 2000. The increase in interest and dividend income was mainly the result of a higher average volume of interest-earning assets. The average volume of interest-earning assets for the year ended September 30, 2001 was $204.0 million earning a rate of 6.93% as compared to $173.2 million earning a rate of 6.92% for the year ended September 30, 2000. The Bank experienced continued growth in real estate lending and invested additional cash flows into investments. The average balance of loans for the year ended September 30, 2001 was $121.2 million, earning 7.51% for the year. This compares to an average balance of loans for the year ended September 30, 2000 of $97.4 million, earning 7.47% for the year. The average balance of investment securities for the year ended September 30, 2001 was $71.0 million, earning 6.25% for the year. This compares to an average balance of investments for the year ended September 30, 2000 of $67.9 million, earning 6.25% for the year. Finally, the average balance of short-term investments for the year ended September 30, 2001 was $11.8 million, earning 5.02% for the year. This compares to an average balance of short-term investments for the year ended September 30, 2000 of $7.9 million, earning 5.96% for the year.

Interest Expense. Interest expense increased by $1.4 million, or 25.38%, to $6.9 million for the year ended September 30, 2001 from $5.5 million for the year ended September 30, 2000. Interest expense increased due to a higher volume of interest-bearing liabilities and, to a lesser extent, by an increase in the average rate of interest paid on such interest-bearing liabilities. The average volume of interest-bearing liabilities was $173.4 million with a cost of 4.00% for the year ended September 30, 2001 as compared to $148.2 million with a cost of 3.73% for the year ended September 30, 2000. The average volume of borrowed funds from the FHLB increased during the year ended September 30, 2001 to $16.2 million with a cost of 6.51%, up from an average balance of $5.3 million with a cost of 5.60% for the year ended September 30, 2000. The average volume of interest-bearing deposits increased to $157.2 million with a cost of 3.74% for the year ended September 30, 2001 as compared to $142.9 million with a cost of 3.66% for the year ended September 30, 2000.

Net Interest Income. Net interest income increased by $742 thousand for the year ended September 30, 2001, or 11.48%, to $7.2 million from $6.5 million for the year ended September 30, 2000. The increase is attributed to the combination of an increase in interest and dividend income of $2.1 million and an increase in interest expense of $1.4 million. The Bank's net interest rate spread decreased to 2.93% for the year ended September 30, 2001 from 3.19% for the comparative year ended September 30, 2000.

The average yield on interest-earning assets increased to 6.93% for the year ended September 30, 2001 as compared to 6.92% for the year ended September 30, 2000 and the average volume of interest-earning assets increased to $204.0 million for the year ended September 30, 2001 as compared to $173.2 million for the year ended September 30, 2000. The average cost of interest-bearing liabilities increased to 4.00% for the year ended September 30, 2001, from 3.73% for the year ended September 30, 2000. The average volume of interest-bearing liabilities increased to $173.4 million for the year ended September 30, 2001 as compared to $148.2 million for the year ended September 30, 2000.

Provision for Loan Losses. The Bank recorded a $48 thousand provision for loan losses for the year ended September 30, 2001 as compared to no provision for the year ended September 30, 2000. As the Bank expands its commercial lending activities, management believes that increases in the provision are likely, since commercial lending generally has a higher degree of risk compared to lending secured by residential, one-to-four family dwellings.

Other Income. Other income consists primarily of fee income for bank services, gains and losses from the sale of securities, income from the writing of covered call options on common stock held in the Bank's stock portfolio and income from bank-owned life insurance. Total other income increased by $449 thousand, to $1.5 million for the year ended September 30, 2001 compared to $1.1 million for the year ended September 30, 2000. Net gains on the sale of securities available for sale increased by $533 thousand, to $710 thousand, for the year ended September 30, 2001 as compared to $177 thousand for the year ended September 30, 2000. Also, other income increased due to a significantly higher level of customer service fees earned from the sale on non-insured, investment products. For the year ended September 30, 2001, income from writing covered options declined by $409 thousand to $16 thousand as compared to $425 thousand for the year ended September 30, 2000. At September 30, 2001, the Bank had no outstanding options written on common stock held in its portfolio.

Operating Expenses. For the year ended September 30, 2001, operating expenses increased $1.1 million, or 19.67%, to $7.0 million from $5.8 million for the year ended September 30, 2000. The increase was primarily due to a $612 thousand increase in salary and benefits expenses associated with incentive payments to support the sale of non-insured, investment products, plus, increased supplemental employee retirement plan expenses and expenses for personnel to support training and information technology. The year ended September 30, 2001, also reflects increased expenses relating to legal, accounting, transfer agent, publishing and other costs associated with the Company's first annual meeting of its stockholders. Operating expenses also reflect the increased cost of the Bank's plan to update its computers along with the associated increases in data processing costs. The Bank replaced many older computers with newer equipment in order to allow for the migration to more efficient transaction processing systems, use of electronic mail and Internet services and to provide enhanced customer services. Other general and administrative services increased due to increases in directors' fees, expenses associated with the development and maintenance of the Bank's web site, the increased use of the telephone and postage and increased expenses for office supplies.

Income Taxes. Reflecting the slightly lower level of income before income taxes and cumulative change in accounting principle, the provision for income taxes declined by $4 thousand to $476 thousand for the year ended September 30, 2001 as compared to $480 thousand for the year ended September 30, 2000, resulting in an effective tax rate of 27.56% and 27.73% for the years ended September 30, 2001 and 2000, respectively. The Bank utilizes security investment subsidiaries to substantially reduce state income taxes and receives the benefit of a dividends received deduction on common stock. Additionally, the Bank receives favorable tax treatment from the increase in the cash surrender value of Bank-owned life insurance.

Change in Accounting Principle. In June 1998, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," which, as amended by SFAS Nos. 137 and 138, is effective for all fiscal years beginning after June 15, 2000. This Statement establishes accounting and reporting standards for derivative instruments and hedging activities, including certain derivative instruments embedded in other contracts, and requires that an entity recognize all derivatives as assets or liabilities in the balance sheet and measure them at fair value. The Company adopted these new accounting standards on October 1, 2000. Adoption of these Statements by the Company required that changes in the fair value of covered call options be recognized in net income and resulted in pre-tax earnings in the amount of $223 thousand during year ended September 30, 2001.

Liquidity and Capital Resources

The term "liquidity" refers to the Bank's ability to generate adequate amounts of cash to fund loan originations, deposit withdrawals and operating expenses. The Bank's primary sources of funds are deposits, scheduled amortization and prepayments of loan principal and mortgage-backed securities, maturities and calls of investment securities and funds provided by the Bank's operations. From time to time, the Bank has utilized borrowing from the FHLB as part of its management of interest rate risk. At September 30, 2002, the Bank had $9.5 million in outstanding borrowings.

The Bank generally makes loan commitments to borrowers not exceeding 45 days. At September 30, 2002, the Bank had $5.7 million in loan commitments outstanding, primarily for the origination of one- to four-family residential real estate loans, commercial loans and commercial real estate loans. Unadvanced funds on home equity lines of credit and commercial lines of credit at September 30, 2002 represented $9.5 million and $2.1 million, respectively. Total deposits increased $17.0 million, $21.7 million, and $13.3 million, during the years ended September 30, 2002, 2001 and 2000, respectively. The level of deposit flows is affected by interest rates offered by the Bank, products offered by competitors and other factors. Certificate of deposit accounts scheduled to mature within one year were $53.4 million at September 30, 2002. Based on the Bank's deposit retention experience and current pricing strategy, the Bank anticipates that a significant portion of these certificates of deposit will remain with the Bank. The Bank is committed to maintaining a strong liquidity position; therefore, it monitors its liquidity position on a daily basis. The Bank also periodically reviews liquidity information prepared by the Federal Deposit Insurance Corporation (the "FDIC"), Depositors Insurance Fund and other available reports that compare the Bank's liquidity with banks in its peer group. The Bank anticipates that it will have sufficient funds to meet its current funding commitments. Further, the Bank does not have any balloon or other payments due on any long-term obligations or any off-balance sheet items other than the commitments.

The following table shows the Bank's leverage ratio, its Tier 1 risk-based capital ratio, and its total risk-based capital ratio, at September 30, 2002:

	As of September 30, 2002			
	Actual Capital Amount	Percent of Assets (1)	Minimum For Capital Adequacy Purposes	Percent of Assets
	(Dollars in thousands)			
Total risk-based capital	$ 25,392	18.35%	$ 11,069	8.00%
Tier 1 risk-based capital	$ 24,466	17.68%	$ 5,535	4.00%
Tier 1 leverage capital	$ 24,466	10.47%	$ 9,350	4.00%

(1) For purposes of calculating Total risk-based capital and Tier 1 risk-based capital, assets are based on total risk-weighted assets. In calculating Tier 1 leverage capital, assets are based on adjusted total average assets.

At September 30, 2002, the Bank was considered "well capitalized" under FDIC guidelines.

Impact of Inflation and Changing Prices

The consolidated financial statements and accompanying notes presented here have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). GAAP generally requires the measurement of financial position and operating results in terms of historical dollars without consideration for changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of the Company's operations. Unlike industrial companies, the Company's assets and liabilities are primarily monetary in nature. As a result, changes in market interest rates have a greater impact on performance than do the effects of inflation.

Critical Accounting Policies

The Notes to our Audited Consolidated Financial Statements for the year ended September 30, 2002 included in our Annual Report contain a summary of our significant accounting policies. We believe our policies with respect to the methodology for our determination of the allowance for loan losses, asset impairment judgments and other than temporary declines in the value of our securities, involve a higher degree of complexity and require management to make difficult and subjective judgments, which often require assumptions or estimates about highly uncertain matters. Changes in these judgments, assumptions or estimates could cause reported results to differ materially. The Audit Committee and our Board of Directors periodically review these critical policies and their application.

Directors of the Company and the Bank

Nelson P. Ball is the owner of Ball Financial Services, Co., located in Westborough, Massachusetts. He has served as a financial services consultant for over 35 years and is affiliated with Commonwealth Financial Networks, a member of the National Association of Securities Dealers, Inc.

Edward S. Bilzerian is retired from Bilzerian Consulting Group, Inc., a privately held company located in Worcester, Massachusetts, specializing in small business turnarounds, where he served as president. Prior to that, he was Vice President of Marketing and Finance at Bay State Abrasive's Division of Dresser Industries. He has been self-employed for over 16 years. Mr. Bilzerian also serves as a member of the Worcester Airport Commission and Chairman of the Worcester Health and Hospital Authority.

David E. Carlstrom has served as President of Carlstrom Pressed Metal Co., Inc. for over 25 years. Carlstrom Pressed Metal is a contract manufacturer of light and heavy metal stampings located in Westborough, Massachusetts.

John L. Casagrande has served as the Senior Vice President and Chief Financial Officer of Westborough Bank since 1993 and of Westborough Financial Services since its inception in 2000. He joined Westborough Bank after having been employed as a senior bank officer and certified public accountant for over 15 years at various times by several financial institutions (including mutual and stock institutions) and the accounting firm of Peat Marwick. Mr. Casagrande has been serving as Clerk of Westborough Financial Services since 2001.

William W. Cotting, Jr. has been an attorney in private practice for over 20 years. His practice is located in Northborough, Massachusetts.

Robert G. Daniel was employed in various capacities, including President and Treasurer, at Carlson Daniel Insurance Agency, Inc., located in Westborough, Massachusetts from 1958 to 1994. Mr. Daniel sold insurance from 1994 to 1996 for Allied American Agency following its acquisition of Carlson Daniel Insurance. From 1996 to 1999, Mr. Daniel served as President and Treasurer of Westborough Insurance Agency, Inc., a non-active corporation used as a vehicle for payments from Allied American as negotiated in connection with the acquisition of Carlson Daniel. Westborough Insurance Agency, Inc. dissolved in 1999.

Earl H. Hutt has served as an investment advisor and portfolio manager for private industry for over 20 years.

Walter A. Kinell, Jr. has served as Chairman of the Board for Westborough Bank since 1994 and for Westborough Financial Services since its inception in 2000. Mr. Kinell joined Westborough Bank in 1959 as an assistant treasurer, became President and Chief Executive Officer in 1969 and retired from this position in 1994.

Robert A. Klugman, M.D., F.A.C.P. has practiced general medicine in Westborough, Massachusetts for over 20 years. Dr. Klugman is currently an Associate Professor of Clinical Medicine at the University of Massachusetts Medical School as well as Division Chief of Community Internal Medicine at the UMASS/ Memorial.

Roger B. Leland has practiced estate, tax and real estate law at Leland Law Associates for over 30 years. During that time, he also served as an insurance broker, selling life and casualty insurance products, through Leland Insurance Agency, Inc. Leland Law Associates and Leland Insurance Agency are located in Northborough, Massachusetts.

Joseph F. MacDonough has served as President and Chief Executive Officer of Westborough Bank since 1994 and of Westborough Financial Services since its inception in 2000. He joined Westborough Bank in 1981 and served as Vice President and Treasurer until his appointment as President. Mr. MacDonough serves on the Board of Trustees of The Savings Bank Employees' Retirement Association and is a certified public accountant.

Paul F. McGrath is a certified public accountant and has served as President of Mottle McGrath Braney & Flynn, P.C. for over ten years. Mottle McGrath is a certified public accounting firm, located in Worcester, Massachusetts, that provides accounting, tax and business advisory services throughout central New England.

Charlotte C. Spinney is a retired social studies teacher. She taught at Westborough High School for 41 years and, during that time, she created the curriculum for the community service component of the school's Sociology course.

Phyllis A. Stone had served as Vice President and Treasurer of Comey Oil Co., Inc., located in Westborough, Massachusetts, for 13 years prior to her retirement in 2001. She had served in various other capacities within Comey Oil for over 30 years. She is currently President of Schenker Properties, Inc., a real estate holding company based in Westborough, Massachusetts. She is past Treasurer of the Regatta Point Community Sailing Inc. of Worcester, Massachusetts.

James E. Tashjian is a partner in the law firm of Tashjian, Simsarian & Wickstrom, located in Worcester, Massachusetts. He has engaged in the general practice of law for over 30 years.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
WESTBOROUGH FINANCIAL SERVICES, INC.

Independent Auditors' Report	F-1
Consolidated Balance Sheets as of September 30, 2002 and 2001	F-2
Consolidated Statements of Income for the Years Ended September 30, 2002, 2001 and 2000	F-3 – F-4
Consolidated Statements of Changes in Stockholders' Equity for the Years Ended September 30, 2002, 2001 and 2000	F-5
Consolidated Statements of Cash Flows for the Years Ended September 30, 2002, 2001 and 2000	F-6 – F-7
Notes to Consolidated Financial Statements	F-8 – F-39

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders of
Westborough Financial Services, Inc.

We have audited the accompanying consolidated balance sheets of Westborough Financial Services, Inc. and subsidiary as of September 30, 2002 and 2001, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the years in the three-year period ended September 30, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Westborough Financial Services, Inc. and subsidiary as of September 30, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 2002, in conformity with accounting principles generally accepted in the United States of America.

Wolf & Company, P.C.

Boston, Massachusetts
November 1, 2002

WESTBOROUGH FINANCIAL SERVICES, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

September 30, 2002 and 2001

(Dollars in thousands)

ASSETS

	2002	2001
Cash and due from banks	$ 5,295	$ 5,040
Federal funds sold	11,136	7,668
Short-term investments	2,822	2,400
Total cash and cash equivalents	19,253	15,108
Securities available for sale, at fair value	75,638	64,414
Federal Home Loan Bank stock, at cost	1,250	1,100
Loans, net of allowance for loan losses of $926 in 2002 and $916 in 2001	132,880	134,957
Banking premises and equipment, net	5,524	2,859
Accrued interest receivable	1,341	1,315
Deferred income taxes	22	285
Bank-owned life insurance	4,122	3,924
Due from broker	-	1,032
Other assets	1,243	681
	$ 241,273	$ 225,675

LIABILITIES AND STOCKHOLDERS' EQUITY

	2002	2001
Deposits	$ 202,063	$ 185,098
Federal Home Loan Bank advances	9,500	12,000
Mortgagors' escrow accounts	198	229
Accrued expenses and other liabilities	1,523	1,436
Total liabilities	213,284	198,763
Commitments and contingencies (Notes 6 and 12)		
Stockholder's equity:		
Preferred stock - $.01 par value, 1,000,000 shares authorized, none outstanding	-	-
Common stock - $.01 par value, 5,000,000 shares authorized, 1,581,574 and 1,581,374 shares issued and outstanding in 2002 and 2001, respectively	16	16
Additional paid-in capital	4,583	4,549
Retained earnings	22,676	22,013
Accumulated other comprehensive income	1,439	724
Unearned compensation - RRP (22,139 shares)	(365)	-
Unearned compensation - ESOP (36,096 and 39,043 shares, respectively)	(360)	(390)
Total stockholders' equity	27,989	26,912
	$ 241,273	$ 225,675

See accompanying notes to consolidated financial statements.

WESTBOROUGH FINANCIAL SERVICES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME

(Dollars in thousands, except share data)

	Years Ended September 30,		
	2002	2001	2000
Interest and dividend income:			
Interest and fees on loans	$ 9,594	$ 9,104	$ 7,273
Interest and dividends on securities:			
Taxable interest	3,659	3,996	3,787
Non-taxable interest	70	64	64
Dividends	339	380	396
Interest on federal funds sold	145	456	309
Interest on short-term investments	64	135	162
Total interest and dividend income	13,871	14,135	11,991
Interest expense:			
Interest on deposits	4,582	5,874	5,226
Interest on borrowings	776	1,053	299
Total interest expense	5,358	6,927	5,525
Net interest income	8,513	7,208	6,466
Provision for loan losses	8	48	-
Net interest income, after provision for loan losses	8,505	7,160	6,466
Other income:			
Customer service fees	439	658	355
Income from expired covered call options	-	16	425
Gain (loss) on securities, net	(466)	710	177
Miscellaneous	200	160	138
Total other income	173	1,544	1,095
Operating expenses:			
Salaries and employee benefits	3,892	3,573	2,961
Occupancy and equipment expenses	1,097	980	854
Data processing expenses	701	459	319
Advertising	220	285	300
Professional fees	282	336	219
Other general and administrative expenses	1,254	1,344	1,177
Total operating expenses	7,446	6,977	5,830

(continued)

See accompanying notes to consolidated financial statements.

WESTBOROUGH FINANCIAL SERVICES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME (Concluded)

(Dollars in thousands, except share data)

	Years Ended September 30,		
	2002	2001	2000
Income before income taxes and cumulative effect of change in accounting principle	1,232	1,727	1,731
Provision for income taxes	253	476	480
Income before cumulative effect of change in accounting principle	979	1,251	1,251
Cumulative effect of change in accounting for covered call options, net of $76 of tax effects ($.09 per dilutive share)	-	147	-
Net income	$ 979	$ 1,398	$ 1,251
Earnings per share:			
Basic	$ 0.64	$ 0.91	N/A
Diluted	$ 0.63	$ 0.90	N/A

See accompanying notes to consolidated financial statements.

WESTBOROUGH FINANCIAL SERVICES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

Years Ended September 30, 2002, 2001, and 2000

(Dollars in thousands)

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Unearned Compensation - RRP	Unearned Compensation- ESOP	Total Stockholders' Equity
Balance at September 30, 1999	$ -	$ -	$19,680	$ (399)	$ -	$ -	$ 19,281
Comprehensive income:							
Net income	-	-	1,251	-	-	-	1,251
Change in net unrealized gain (loss) on securities available for sale, after reclassification adjustment and tax effects	-	-	-	47	-	-	47
Total comprehensive income							1,298
Net proceeds from sale of common stock	16	4,542	-	-	-	-	4,558
Purchase of ESOP shares (44,200 shares)	-	-	-	-	-	(442)	(442)
ESOP shares committed to be released (2,210 shares)	-	(1)	-	-	-	22	21
Balance at September 30, 2000	16	4,541	20,931	(352)	-	(420)	24,716
Comprehensive income:							
Net income	-	-	1,398	-	-	-	1,398
Change in net unrealized gain (loss) on securities available for sale, after reclassification adjustment and tax effects	-	-	-	1,076	-	-	1,076
Total comprehensive income							2,474
Cash dividends declared ($.20 per share)	-	-	(316)	-	-	-	(316)
ESOP shares released and committed to be released (2,947 shares)	-	8	-	-	-	30	38
Balance at September 30, 2001	16	4,549	22,013	724	-	(390)	26,912
Comprehensive income:							
Net income	-	-	979	-	-	-	979
Change in net unrealized gain (loss) on securities available for sale, after reclassification adjustment and tax effects	-	-	-	715	-	-	715
Total comprehensive income							1,694
Cash dividends declared ($.20 per share)	-	-	(316)	-	-	-	(316)
ESOP shares released and committed to be released (2,947 shares)	-	31	-	-	-	30	61
Purchase of RRP shares (22,139)	-	-	-	-	(431)	-	(431)
Amortization of RRP stock	-	-	-	-	66	-	66
Issuance of common stock under stock option plan, net of tax benefits	-	3	-	-	-	-	3
Balance at September 30, 2002	$ 16	$ 4,583	$22,676	$ 1,439	$ (365)	$ (360)	$ 27,989

See accompanying notes to consolidated financial statements.

WESTBOROUGH FINANCIAL SERVICES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands)

	Years Ended September 30,		
	2002	2001	2000
Cash flows from operating activities:			
Net income	$ 979	$ 1,398	$ 1,251
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for loan losses	8	48	-
Net amortization (accretion) of securities	95	(32)	(29)
Amortization of net deferred loan costs and premiums (discounts)	(25)	(20)	26
Depreciation and amortization expense	509	401	361
Loss (gain) on sales and calls of securities, net	466	(710)	(279)
Write-down of securities	-	-	102
Recognition of expired covered call options	-	(16)	(425)
Decrease (increase) in accrued interest receivable	(26)	2	(187)
Deferred income tax benefit	(116)	(25)	(62)
ESOP shares released and committed to be released	61	38	21
Amortization of RRP stock	66	-	-
Increase in bank-owned life insurance	(181)	(174)	(140)
Other, net	(475)	345	556
Net cash provided by operating activities	1,361	1,255	1,195
Cash flows from investing activities:			
Activity in available-for-sale securities:			
Sales and calls	5,402	19,209	5,725
Maturities	5,632	10,310	5,102
Purchases	(27,585)	(26,499)	(19,048)
Principal payments	6,892	3,205	3,304
Purchase of Federal Home Loan Bank stock	(150)	(197)	(53)
Loan (originations) principal payments,net	2,094	(11,942)	(8,702)
Loans purchased	-	(9,484)	(12,791)
Purchase of banking premises and equipment, net	(3,174)	(1,068)	(829)
Purchase of bank-owned life insurance	(17)	(1,000)	(87)
Net cash used by investing activities	(10,906)	(17,466)	(27,379)

(continued)

See accompanying notes to consolidated financial statements.

WESTBOROUGH FINANCIAL SERVICES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS (Concluded)

(Dollars in thousands)

	Years Ended September 30,		
	2002	2001	2000
Cash flows from financing activities:			
Net increase in deposits	16,965	21,693	13,294
Proceeds from Federal Home Loan Bank advances	-	-	12,500
Repayment of Federal Home Loan Bank advances	(2,500)	(4,500)	-
Net increase (decrease) in mortgagors' escrow accounts	(31)	(18)	16
Net proceeds received from stock offering	-	-	4,558
Purchase of ESOP shares	-	-	(442)
Purchase of RRP shares, net	(431)	-	-
Issuance of common stock under stock option plan, net of tax benefits	3	-	-
Dividends paid	(316)	(316)	-
Net cash provided by financing activities	13,690	16,859	29,926
Net change in cash and cash equivalents	4,145	648	3,742
Cash and cash equivalents at beginning of year	15,108	14,460	10,718
Cash and cash equivalents at end of year	$19,253	$15,108	$14,460
Supplemental cash flow information:			
Interest paid on deposits	$ 4,555	$ 5,876	$ 5,225
Interest paid on Federal Home Loan Bank advances	791	1,072	214
Income taxes paid	556	514	513
Due from broker	-	1,032	-

See accompanying notes to consolidated financial statements.

(Dollars in thousands, except per share data)

1. REORGANIZATION AND STOCK OFFERING

Westborough Savings Bank (the "Bank") was founded in 1869 as a Massachusetts chartered mutual savings bank. On February 15, 2000, the Bank reorganized into a two-tiered mutual holding company structure pursuant to the Bank's Plan of Reorganization from a Mutual Savings Bank to a Mutual Holding Company and Stock Issuance Plan (the "Reorganization"). In connection with the Reorganization, (i) the Bank formed Westborough Bancorp, MHC (the "MHC"), a Massachusetts chartered mutual holding company which is the majority owner of the Westborough Financial Services, Inc. (the "Company"), (ii) the Bank converted from mutual to stock form, changing its name from "Westborough Savings Bank" to "The Westborough Bank," and issued 100% of its capital stock to the Company; and (iii) the Company issued shares of its common stock, $0.01 par value per share (the "Common Stock") to the public at a price of $10.00 per share (the "Stock Offering"). The Company issued 1,581,374 shares of the Common Stock in the Stock Offering, of which 35% of these shares, or 553,481 shares, were sold to the public, including depositors of the Bank and the Company's Employee Stock Ownership Plan, and 65% of these shares, or 1,027,893 shares, were issued to the MHC. Effective October 23, 2000, the MHC and the Company changed their classification from bank holding companies to financial holding companies. Additionally, during 2001 the Company established a Stock Option Plan and a Recognition and Retention Plan.

As part of the Reorganization, the Bank has established a liquidation account for the benefit of eligible and supplemental eligible account holders. The liquidation account will be reduced annually to the extent that such account holders have reduced their qualifying deposits as of each anniversary date. Subsequent increases will not restore an account holder's interest in the liquidation account. In the event of a complete liquidation, each eligible account holder will be entitled to receive balances for accounts held by them.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation and presentation

The consolidated financial statements include the accounts of Westborough Financial Services, Inc. (the "Company") and its wholly-owned subsidiary, The Westborough Bank (the "Bank"). The Bank's active wholly-owned subsidiaries are The Hundredth Corporation, which was formed to own foreclosed real estate, and the One Hundredth Security Corporation and Eli Whitney Security Corporation, which are Massachusetts security corporations. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of estimates

In preparing consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the consolidated balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The determination of the allowance for losses on loans is a material estimate that is particularly susceptible to significant change in the near term.

Business

The Bank provides a variety of financial services to individuals and small businesses through its offices in Westborough, Northborough and Shrewsbury, Massachusetts. Its primary deposit products are checking, savings and term certificate accounts and its primary lending products are residential mortgage loans.

Reclassifications

Certain amounts in the 2001 and 2000 consolidated financial statements have been reclassified to conform to the 2002 presentation.

Cash equivalents

Cash equivalents include amounts due from banks, federal funds sold on a daily basis and short-term investments which mature within ninety days.

Securities available for sale

Securities classified as "available for sale" are reflected on the consolidated balance sheet at fair value, with unrealized gains and losses excluded from earnings and reported in accumulated other comprehensive income.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Securities available for sale (concluded)

Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Declines in the fair value of securities that are deemed to be other than temporary are reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers independent price quotations, projected target prices of investment analysts within the short term and the financial condition of the issuer. Gains and losses on disposition of securities are recorded on the trade date and computed by the specific identification method.

Loans

The Bank grants mortgage, commercial and consumer loans to its customers. A substantial portion of the loan portfolio consists of mortgage loans in Westborough and the surrounding communities. The ability of the Bank's debtors to honor their contracts is dependent upon the local economy and the local real estate market.

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally are reported at their outstanding unpaid principal balances adjusted for the allowance for loan losses, premiums and discounts on purchased loans and net deferred costs on originated loans. Interest income is accrued on the unpaid principal balance. Premiums and discounts and net loan origination costs are deferred and recognized as an adjustment of the related loan yield using the interest method.

The accrual of interest on mortgage and commercial loans is discontinued when in the judgment of management the collection of principal or interest is doubtful.

All interest accrued but not collected for loans that are placed on nonaccrual or charged off is reversed against interest income. The interest on these loans is accounted for on the cash-basis until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Impaired loans are generally maintained on a non-accrual basis. Impairment is measured on a loan by loan basis by the fair value of the collateral if the loan is collateral dependent.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Loans (concluded)

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Bank does not separately identify individual consumer loans for impairment disclosures.

Allowance for loan losses

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of allocated, general and unallocated components. The allocated component relates to loans that are classified as either doubtful, substandard or special mention. For such loans that are also classified as impaired, an allowance is established when the collateral value of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management's estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating allocated and general losses in the portfolio.

Banking premises and equipment

Land is carried at cost. Buildings, leasehold improvements and equipment are stated at cost, less accumulated depreciation and amortization, computed on the straight-line method over the estimated useful lives of the assets.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Retirement plan

The Bank accounts for pension benefits on the net periodic pension cost method for financial reporting purposes. This method recognizes the compensation cost of an employee's pension benefit over the employee's approximate service period. Pension costs are funded in the year of accrual using the aggregate cost method.

Stock compensation plans

Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," encourages all entities to adopt a fair value based method of accounting for employee stock compensation plans, whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," whereby compensation cost is the excess, if any, of the quoted market price of the stock at the grant date (or other measurement date) over the amount an employee must pay to acquire the stock. Stock options issued under the Company's stock option plan have no intrinsic value at the grant date, and under Opinion No. 25 no compensation cost is recognized for them. The Company has elected to continue with the accounting methodology in Opinion No. 25 and, as a result, has provided pro forma disclosures of net income and earnings per share and other disclosures, as if the fair value based method of accounting had been applied. (See Note 11).

Employee stock ownership plan ("ESOP")

Compensation expense is recognized as ESOP shares are committed to be released. Allocated and committed to be released ESOP shares are considered outstanding for earnings per share calculations based on debt service payments. Other ESOP shares are excluded from earnings per share calculations. The value of unearned shares to be allocated to ESOP participants for future services not yet performed is reflected as a reduction of stockholders' equity.

Advertising costs

All advertising costs are expensed as incurred.

(Dollars in thousands, except per share data)

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes

Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted accordingly through the provision for income taxes. The Bank's base amount of its federal income tax reserve for loan losses that arose before 1987 is a permanent difference for which there is no recognition of a deferred tax liability. However, the allowance for loan losses maintained for financial reporting purposes is treated as a temporary difference with allowable recognition of a related deferred tax asset, if it is deemed realizable.

Earnings per common share

Basic earnings per share represents income available to common stockholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Company relate solely to outstanding stock options and are determined using the treasury stock method. At September 30, 2002 and 2001, there were no anti-dilutive potential common shares. Anti-dilutive potential common shares would be excluded from dilutive earnings per share calculations.

Earnings per common share for the year ended September 30, 2002 and 2001 has been computed based on the following:

	2002	2001
Average number of common shares outstanding	1,540,103	1,540,518
Effect of dilutive options	18,519	10,070
Average number of common shares outstanding used to calculate diluted earnings per common share	1,558,622	1,550,588

(Dollars in thousands, except per share data)

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)

Comprehensive income

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on securities available for sale are reported in accumulated comprehensive income/loss in the consolidated balance sheet, such items, along with net income, are components of comprehensive income.

The components of the change in accumulated other comprehensive income and related tax effects are as follows:

	Years Ended September 30,		
	2002	2001	2000
Change in net unrealized holding gains (losses) on securities available for sale	$ 628	$ 2,407	$ 238
Reclassification adjustment for (gains) losses realized in income	466	(710)	(279)
Write-down of securities	-	-	102
	1,094	1,697	61
Tax effect	(379)	(621)	(14)
Net-of-tax amount	$ 715	$ 1,076	$ 47

Change in accounting principle

In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which, as amended by SFAS Nos. 137 and 138, is effective for fiscal years beginning after June 15, 2000. This Statement establishes accounting and reporting standards for derivative instruments and hedging activities, including certain derivative instruments embedded in other contracts, and requires that an entity recognize all derivatives as assets or liabilities in the balance sheet and measure them at fair value. Adoption of these Statements by the Company on October 1, 2000 required that changes in fair value of covered call options be recognized in net income and resulted in pre-tax earnings in the amount of $223 during the year ended September 30, 2001.

(Dollars in thousands, except per share data)

3. RESTRICTIONS ON CASH AND DUE FROM BANKS

The Bank is required to maintain average balances on hand or with the Federal Reserve Bank. At September 30, 2002, the reserve balance amounted to $844.

4. SECURITIES AVAILABLE FOR SALE

The amortized cost and estimated fair value of securities available for sale, at September 30, 2002 and 2001, with gross unrealized gains and losses, is as follows:

	September 30, 2002			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Federal agency obligations	$ 22,830	$ 651	$ (30)	$23,451
Banking and finance obligations	15,898	1,092	-	16,990
Mortgage-backed securities	17,442	709	-	18,151
Other bonds and obligations	11,720	482	(28)	12,174
Total debt securities	67,890	2,934	(58)	70,766
Marketable equity securities	5,538	132	(798)	4,872
Total securities available for sale	$ 73,428	$ 3,066	$ (856)	$75,638

	September 30, 2001			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Government obligations	$ 2,099	$ 9	$ -	$ 2,108
Federal agency obligations	9,130	441	-	9,571
Banking and finance obligations	18,542	942	(6)	19,478
Mortgage-backed securities	17,221	523	(1)	17,743
Asset-backed securities	119	1	-	120
Other bonds and obligations	9,260	339	(9)	9,590
Total debt securities	56,371	2,255	(16)	58,610
Marketable equity securities	6,927	322	(1,445)	5,804
Total securities available for sale	$ 63,298	$ 2,577	$ (1,461)	$ 64,414

(Dollars in thousands, except per share data)

SECURITIES AVAILABLE FOR SALE (concluded)

Proceeds from sales and calls of securities amounted to $5,402, $19,209 and $5,725 for the years ended September 30, 2002, 2001 and 2000, respectively. Gross realized gains amounted to $324, $1,296 and $290, respectively. Gross realized losses amounted to $790, $586 and $11, respectively.

The amortized cost and estimated fair value of debt securities by contractual maturity are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	September 30, 2002		September 30, 2001	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Within 1 year	$ 4,962	$ 5,068	$ 4,102	$ 4,145
Over 1 year through 5 years	39,760	41,536	26,706	28,016
Over 5 years through 10 years	5,726	6,011	8,223	8,586
	50,448	52,615	39,031	40,747
Mortgage and asset-backed securities	17,442	18,151	17,340	17,863
	$ 67,890	$ 70,766	$ 56,371	$ 58,610

At September 30, 2002, a federal agency obligation with a carrying value of $1,030 and fair value of $1,000 was pledged to secure public deposits.

(Dollars in thousands, except per share data)

5. LOANS

A summary of the balances of loans follows:

	September 30, 2002	September 30, 2001
Mortgage loans on real estate:		
Fixed rate	$ 47,599	$ 53,431
Variable rate	54,096	55,859
Commercial	20,092	13,149
Home equity lines-of-credit	8,792	6,931
Total mortgage loans	130,579	129,370
Other loans:		
Personal loans	983	1,196
Deposit secured loans	509	652
Home improvement loans	171	759
Commercial lines-of-credit	2,549	1,783
Commercial installment	1,182	1,795
Total other loans	5,394	6,185
Total loans	135,973	135,555
Due to borrowers on incomplete loans	(2,866)	(480)
Net deferred loan costs	161	136
Premium on purchased loans, net	538	662
Allowance for loan losses	(926)	(916)
Loans, net	$132,880	$ 134,957

An analysis of the allowance for loan losses follows:

	Years Ended September 30, 2002	2001	2000
Balance at beginning of year	$ 916	$ 874	$ 879
Provision for loan losses	8	48	-
Charge-offs	(11)	(10)	(6)
Recoveries	13	4	1
Balance at end of year	$ 926	$ 916	$ 874

(Dollars in thousands, except per share data)

LOANS (concluded)

The Bank has sold mortgage loans in the secondary mortgage market and has retained the servicing responsibility and receives fees for the services provided. Total loans serviced for others at September 30, 2002 and 2001 amounted to $502 and $780, respectively. There were no loans sold during 2002, 2001 and 2000. Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets.

There were no impaired loans at or during the years ended September 30, 2002 and 2001.

At September 30, 2002 there was $140 in nonaccrual loans. There were no nonaccrual loans at September 30, 2001.

6. BANKING PREMISES AND EQUIPMENT

A summary of the cost and accumulated depreciation and amortization of banking premises and equipment and their estimated useful lives follows:

	September 30, 2002	September 30, 2001	Estimated Useful Lives
Banking premises:			
Land	$1,179	$ 222	
Buildings	3,462	1,157	5 - 40 years
Leasehold improvements	256	256	3 -5 years
Equipment	3,472	2,600	3-7 years
Construction in progress	370	1,343	
	8,739	5,578	
Less accumulated depreciation and amortization	(3,215)	(2,719)	
	$5,524	$2,859	

Depreciation and amortization expense for the years ended September 30, 2002, 2001 and 2000 amounted to $509, $401 and $361, respectively.

Construction in progress represents additions to the main office building and construction of a branch in Shrewsbury. Estimated costs for completion of these projects are $1,088 and are scheduled to be finished during the year ended September 30, 2003.

(Dollars in thousands, except per share data)

7. DEPOSITS

A summary of deposit balances, by type, is as follows:

	September 30, 2002	September 30, 2001
Non-interest bearing accounts	$ 20,393	$ 17,496
NOW accounts	17,033	18,178
Regular and other savings accounts	96,306	80,176
Money market deposit accounts	5,259	5,494
Total non-certificate accounts	138,991	121,344
Term certificates of $100,000 and over	14,723	14,439
Term certificates less than $100,000	48,349	49,315
Total certificate accounts	63,072	63,754
Total deposits	$202,063	$185,098

A summary of certificates, by maturity, is as follows:

	September 30, 2002		September 30, 2001	
	Amount	Weighted Average Rate	Amount	Weighted Average Rate
Within 1 year	$53,392	3.27%	$52,378	5.02%
Over 1 year through 3 years	9,680	3.89	11,370	5.00
Over 3 years	-	-	6	4.88
	$63,072	3.36%	$63,754	5.02%

(Dollars in thousands, except per share data)

8. FEDERAL HOME LOAN BANK ADVANCES

Federal Home Loan Bank advances are as follows:

Maturing During the Year Ending September 30,	Weighted Average Interest Rate	September 30, 2002	September 30, 2001
2002	6.82%	$ -	$ 2,500
2003	6.88	2,500	2,500
2004	6.92	2,500	2,500
2005	6.95	2,500	2,500
2009*	4.88	2,000	2,000
		$ 9,500	$12,000

* Represents an advance callable on November 22, 2002.

The Bank also has a $2,999 available line of credit with the Federal Home Loan Bank of Boston ("FHLB") at an interest rate the adjusts daily. Borrowings under the line are limited to 2% of the Bank's total assets. All borrowings from the FHLB are secured by a blanket lien on qualified collateral, defined principally as 75% of the carrying value of first mortgage loans on owner-occupied residential property. As of September 30, 2002 and 2001, there were no advances outstanding on the line of credit.

(Dollars in thousands, except per share data)

9. INCOME TAXES

Allocation of federal and state income taxes between current and deferred portions is as follows:

	Years Ended September 30, 2002	2001	2000
Current income tax provision:			
Federal	$ 341	$ 469	$ 510
State	28	32	32
	369	501	542
Deferred income tax benefit:			
Federal	(88)	(11)	(54)
State	(28)	(14)	(8)
	(116)	(25)	(62)
Total provision for income taxes	$ 253	$ 476	$ 480

The reasons for the differences between the statutory corporate federal income tax rate and the effective tax rates are summarized as follows:

	Years Ended September 30, 2002	2001	2000
Statutory rate	34.0%	34.0%	34.0%
Increase (decrease) resulting from:			
State taxes, net of federal tax benefit	-	0.7	0.9
Dividends received deduction	(5.6)	(4.3)	(4.6)
Officers' life insurance	(4.2)	(2.4)	(2.4)
Municipal income	(1.8)	(0.6)	(0.6)
Other, net	(1.9)	0.2	0.4
Effective tax rates	20.5%	27.6%	27.7%

(Dollars in thousands, except per share data)

INCOME TAXES (continued)

The components of the net deferred tax asset are as follows:

	September 30, 2002	September 30, 2001
Deferred tax asset:		
Federal	$ 675	$ 622
State	233	214
	908	836
Deferred tax liability:		
Federal	(835)	(494)
State	(51)	(57)
	(886)	(551)
Net deferred tax asset	$ 22	$ 285

The tax effects of each type of income and expense item that give rise to deferred taxes are as follows:

	September 30, 2002	September 30, 2001
Employee benefit plans	$ 453	$ 385
Allowance for loan losses	454	447
Net unrealized gain/loss on securities available for sale	(771)	(392)
Depreciation and amortization	(46)	(88)
Net deferred loan costs	(66)	(56)
Other, net	(2)	(11)
Net deferred tax asset	$ 22	$ 285

(Dollars in thousands, except per share data)

INCOME TAXES (concluded)

A summary of the change in the net deferred tax asset is as follows:

	Years Ended September 30,		
	2002	2001	2000
Balance at beginning of year	$ 285	$ 881	$ 833
Deferred tax benefit	116	25	62
Deferred tax effect on net unrealized (gain) loss on securities available for sale	(379)	(621)	(14)
Balance at end of year	$ 22	$ 285	$ 881

There was no valuation reserve as of September 30, 2002 and 2001.

The federal income tax reserve for loan losses at the Bank's base year amounted to $2,420. If any portion of the reserve is used for purposes other than to absorb loan losses, approximately 150% of the amount actually used (limited to the amount of the reserve) would be subject to taxation in the fiscal year in which used. As the Bank intends to use the reserve to only absorb loan losses, a deferred income tax liability of approximately $990 has not been provided.

10. STOCKHOLDER'S EQUITY

Minimum Regulatory Capital Requirements

The Company (on a consolidated basis) and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's and the Bank's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

(Dollars in thousands, except per share data)

STOCKHOLDER'S EQUITY (continued)

Minimum Regulatory Capital Requirements (continued)

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the following table) of total and Tier 1 capital (as defined) to risk-weighted assets (as defined) and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of September 30, 2002, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

The most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the following table. There are no conditions or events since that notification that management believes have changed the Bank's category.

The Company's and the Bank's actual and minimum required capital amounts and ratios as of September 30, 2002 and 2001 are as follows:

	Actual		Minimum For Capital Adequacy Purposes		Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
September 30, 2002:						
Total capital (to risk weighted assets)						
Consolidated	$26,810	19.27%	$11,128	8.00%	N/A	N/A
Bank	25,392	18.35	11,069	8.00	$13,837	10.00%
Tier 1 capital (to risk weighted assets)						
Consolidated	25,884	18.61	5,564	4.00	N/A	N/A
Bank	24,466	17.68	5,535	4.00	8,302	6.00
Tier 1 capital (to average assets)						
Consolidated	25,884	11.11	9,323	4.00	N/A	N/A
Bank	24,466	10.47	9,350	4.00	11,687	5.00

(Dollars in thousands, except per share data)

STOCKHOLDER'S EQUITY (concluded)

Minimum Regulatory Capital Requirements (concluded)

	Actual		Minimum For Capital Adequacy Purposes		Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
September 30, 2001:						
Total capital (to risk weighted assets)						
Consolidated	$25,981	19.38%	$10,723	8.00%	N/A	N/A
Bank	24,323	18.15	10,720	8.00	$13,400	10.00%
Tier 1 capital (to risk weighted assets)						
Consolidated	25,065	18.70	5,362	4.00	N/A	N/A
Bank	23,407	17.47	5,360	4.00	8,040	6.00
Tier 1 capital (to average assets)						
Consolidated	25,065	11.51	8,710	4.00	N/A	N/A
Bank	23,407	10.48	8,933	4.00	11,166	5.00

Restrictions on Dividends, Loans and Advances

Federal and state banking regulations place certain restrictions on dividends paid and loans or advances made by the Bank to the Company. The total amount of dividends which may be paid at any date is generally limited to the retained earnings of the Bank, and loans or advances are limited to 10% of the Bank's capital stock and surplus, as defined, (which for this purpose represents total capital as calculated under the risk-based capital guidelines) on a secured basis.

At September 30, 2002, the Bank's retained earnings available for the payment of dividends was $14,323. Accordingly, $11,069 of the Company's equity in the net assets of the Bank was restricted at September 30, 2002. Funds available for loans or advances by the Bank to the Company amounted to $1,432.

The Company and the Bank may not declare or pay dividends on, and the Company may not purchase any of its shares of, its common stock if the effect thereof would cause stockholders' equity to be reduced below applicable regulatory capital maintenance requirements or if such declaration, payment or repurchase would otherwise violate regulatory requirements.

(Dollars in thousands, except per share data)

11. EMPLOYEE BENEFIT PLANS

Pension plan

The Bank provides pension benefits for eligible employees through a defined benefit pension plan. Substantially all employees participate in the retirement plan on a non-contributing basis, and are fully vested after three years of service. Information pertaining to the activity in the plan is as follows:

	Plan Years Ended October 31, 2002 (Projected)	2001
Change in plan assets:		
Fair value of plan assets at beginning of year	$ 2,458	$ 2,742
Actual loss on plan assets	(210)	(327)
Employer contribution	108	100
Benefits paid	(51)	(57)
Fair value of plan assets at end of year	2,305	2,458
Change in benefit obligation:		
Benefit obligation at beginning of year	2,546	2,269
Service cost	182	168
Interest cost	169	170
Actuarial gain	36	(4)
Benefits paid	(51)	(57)
Benefit obligation at end of year	2,882	2,546
Funded status	(577)	(88)
Unrecognized net actuarial (gain) loss	125	(343)
Transition liability	26	28
Accrued pension cost	$ (426)	$ (403)

(Dollars in thousands, except per share data)

EMPLOYEE BENEFIT PLANS (continued)

Pension plan (concluded)

The components of net periodic pension cost are as follows:

	Plan Years Ended October 31,		
	2002 (Projected)	2001	2000
Service cost	$ 182	$ 168	$ 145
Interest cost	169	170	153
Expected return on plan assets	(197)	(218)	(183)
Transition obligation	2	3	3
Recognized net actuarial loss	(25)	(52)	(45)
	$ 131	$ 71	$ 73

Total pension expense for the years ended September 30, 2002, 2001 and 2000 amounted to $132, $71 and $98, respectively.

For the plan years ended October 31, 2002 and 2001, actuarial assumptions used in accounting were as follows:

	2002 (Projected)	2001
Discount rate on benefit obligations	6.75%	7.00%
Expected long-term rate of return on plan assets	8.00	8.00
Annual salary increases	5.00	5.00

Incentive compensation plan

Management and employees of the Bank participate in an annual incentive compensation plan which is based on a percentage of the Bank's annual net profits (as defined) and other factors and objectives set forth and administered by the Bank's Executive Committee. Incentive compensation expense for the years ended September 30, 2002, 2001 and 2000 amounted to $64, $63 and $94, respectively.

(Dollars in thousands, except per share data)

EMPLOYEE BENEFIT PLANS (continued)

401(k) Plan

The Bank has a 401(k) Plan whereby each employee reaching the age of 21 and having completed at least 1,000 hours of service in a twelve-month period, beginning with date of employment, automatically becomes a participant in the Plan. Employees may contribute up to 75% of their compensation subject to certain limits based on federal tax laws. The Bank makes matching contributions equal to 25% of the first 4% of an employee's compensation contributed to the Plan. All participants are fully vested. For the years ended September 30, 2002, 2001 and 2000, expense attributable to the Plan amounted to $16, $17 and $14, respectively.

Supplemental retirement plans

The Bank provides supplemental retirement benefits to certain executive officers and Directors. In connection with the supplemental retirement plans, the Bank has purchased life insurance contracts and has entered into split-dollar life insurance agreements with certain participants. At September 30, 2002 and 2001, the Bank has accrued $587 and $470, respectively, relating to these plans. For the years ended September 30, 2002, 2001, and 2000, expenses attributable to the plans amounted to $177, $282, and $89, respectively.

Deferred compensation plan

The Company has adopted a deferred compensation plan ("DCP") whereby the Chief Executive Officer may defer all or a portion of his salary. The Company pays monthly interest on amounts deferred at an interest rate that is determined annually.

Employees' stock ownership plan

The Company established an Employees Stock Ownership Plan (the "ESOP") for the benefit of each eligible employee that has reached the age of 21 and has completed at least 1,000 hours of service in the previous twelve-month period. As part of the Reorganization, the Company provided a loan to the ESOP which was used to purchase 8%, or 44,200 shares, of the shares sold to the public in the Company's stock offering. The loan bears interest equal to 8% and provides for annual payments of principal and interest for 15 years.

(Dollars in thousands, except per share data)

EMPLOYEE BENEFIT PLANS (continued)

Employees' stock ownership plan (concluded)

At September 30, 2002, the remaining principal balance is payable as follows:

Years Ending September 30,	Amount
2003	$ 19
2004	20
2005	22
2006	24
2007	26
Thereafter	293
	$ 404

The Bank has committed to make contributions to the ESOP sufficient to support the debt service of the loan. The loan is secured by the shares purchased by the ESOP which are held in a suspense account for allocation among the members as the loans are paid. Total compensation expense applicable to the ESOP amounted to $61, $38 and $21 for the years ended September 30, 2002, 2001 and 2000, respectively.

Shares held by the ESOP include the following:

	September 30,	
	2002	2001
Allocated	5,894	2,947
Committed to be released	2,210	2,210
Unallocated	36,096	39,043
	44,200	44,200

Cash dividends received on allocated shares are allocated to members and cash dividends received on shares held in suspense are applied to repay the outstanding debt of the ESOP.

The fair market value of unallocated shares at September 30, 2002 and 2001 was $805 and $693, respectively.

(Dollars in thousands, except per share data)

EMPLOYEE BENEFIT PLANS (continued)

Stock option plan

On January 25, 2001, the Company's stockholders approved the Westborough Financial Services, Inc. 2001 Stock Option Plan (the "Stock Option Plan"). Under the Stock Option Plan, the Company may grant options to its directors, officers and employees for up to 55,348 shares of common stock. Both incentive stock options and non-qualified stock options may be granted under the Stock Option Plan. The exercise price of each option equals the market price of the Company's stock on the date of grant and an option's maximum term is ten years. Options generally vest over a five-year period.

The Company applies APB Opinion 25 and related Interpretations in accounting for the Stock Option Plan. Accordingly, no compensation cost has been recognized. Had compensation cost for the Company's Stock Option Plan been determined based on the fair value at the grant dates for awards under the plan consistent with the method prescribed by SFAS No. 123, the Company's net income and earnings per share would have been adjusted to the pro forma amounts indicated below:

		Years Ended September 30, 2002	Years Ended September 30, 2001
Net income	As reported	$ 979	$ 1,398
	Pro forma	$ 957	$ 1,377
Basic earnings per share	As reported	$ 0.64	$ 0.91
	Pro forma	$ 0.62	$ 0.89
Diluted earnings per share	As reported	$ 0.63	$ 0.90
	Pro forma	$ 0.61	$ 0.89

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The weighted-average assumptions used for grants during the year ended September 30, 2001 were dividend yield of 1.9%, expected life of 10 years, expected volatility of 10.6%, and a risk-free interest rate of 5.2%.

(Dollars in thousands, except per share data)

EMPLOYEE BENEFIT PLANS (continued)

Stock option plan (concluded)

A summary of the status of the Company's stock option plan is presented below:

	2002		2001	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Fixed Options:				
Outstanding at beginning of year	42,100	$ 10.31	-	$ -
Granted	-	-	42,100	10.31
Exercised	(200)	10.31	-	-
Outstanding at end of year	41,900	$ 10.31	42,100	$ 10.31
Options exercisable at year-end	8,220	$ 10.31	-	$ -
Weighted-average fair value of options granted during the year	$ -		$ 2.54	

Recognition and retention plan

On January 25, 2001, the Company's stockholders approved the Company's adoption of the Westborough Financial Services, Inc. 2001 Recognition and Retention Plan (the "RRP"), which allows the Company to grant restricted stock awards ("Awards") to certain officers, employees and outside directors. The RRP is authorized to acquire no more than 22,139 shares of Common stock in the open market. Shares generally vest at a rate of 20% per year with the first vesting period ending April 30, 2002. There were no Awards granted during the year ended September 30, 2002. During the year ended September 30, 2001, Awards were granted with respect to 18,100 shares. The aggregate purchase price of all shares acquired by the RRP has been reflected as a reduction of stockholders' equity and amortized to compensation expense as the Company's employees and directors become vested in their stock awards. For the year ended September 30, 2002, there were 1,000 shares distributed to employees. There were no shares distributed to employees or directors for the year ending September 30, 2001. Compensation expense relating to the RRP amounted to $66 and $44, for the years ended September 30, 2002 and 2001, respectively. Compensation expense is based on the fair value of common stock on the purchase date.

EMPLOYEE BENEFIT PLANS (concluded)

Benefit restoration plan

In February 2000, the Company adopted a Benefit Restoration Plan ("BRP") in order to provide the Chief Executive Officer with the benefits that would be due to him under the defined benefit pension plan, the 401(k) Plan and the ESOP if such benefits were not limited under the Internal Revenue Code. Total expense related to the BRP amounted to $1 for the year ended September 30, 2002. There were no expenses related to the plan during the years ended September 30, 2001 and 2000.

12. OTHER COMMITMENTS AND CONTINGENCIES

In the normal course of business, there are outstanding commitments and contingencies which are not reflected in the accompanying consolidated balance sheets.

Loan commitments

The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, which involve elements of credit and interest rate risk in excess of the amount recognized in the accompanying consolidated balance sheets. The contract amount of these instruments reflects the extent of involvement the Bank has in these particular classes of financial instruments.

The Bank's exposure to credit loss is represented by the contractual amount of the instruments. The Bank uses the same credit policies in making commitments as it does for on-balance sheet instruments.

(Dollars in thousands, except per share data)

OTHER COMMITMENTS AND CONTINGENCIES (continued)

Loan commitments (concluded)

At September 30, 2002 and 2001, financial instruments whose contract amounts represent credit risk consist of:

	2002	2001
Commitments to grant mortgage loans	$5,656	$4,534
Unadvanced funds on home equity lines-of-credit	9,494	8,259
Unadvanced funds on commercial lines-of-credit	2,103	1,941

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Unadvanced funds on lines-of-credit have fixed expiration dates and may expire without being drawn upon. Therefore, the total commitment amount does not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. Except for commercial lines-of-credit, these financial instruments are secured by mortgage liens on real estate.

Operating lease commitments

Pursuant to the terms of noncancelable lease agreements in effect at September 30, 2002, pertaining to banking premises and equipment, future minimum rent commitments are as follows:

Years Ending September 30,	Amount
2003	$ 67
2004	40
2005	5
2006	1
	$ 113

(Dollars in thousands, except per share data)

OTHER COMMITMENTS AND CONTINGENCIES (concluded)

Operating lease commitments (concluded)

The leases contain options to extend for periods from two to ten years. The cost of such rentals is not included above. Total rent expense for years ended September 30, 2002, 2001 and 2000 amounted to $122, $162 and $148, respectively.

Employment and change in control agreements

The Company and the Bank have entered into employment agreements with its President and Chief Financial Officer which generally provide for a base salary and the continuation of certain benefits currently received. The employment agreements require payments for the remaining base salary due to the employee for the remaining term of the agreement and the contributions that would have been made on the employee's behalf to any employee benefit plans of the Company and the Bank for certain reasons other than cause, including a "change in control" as defined in the agreement. However, such employment may be terminated for cause, as defined, without incurring any continuing obligations.

Contingencies

Various legal claims may arise from time to time and, in the opinion of management, these claims will have no material effect on the Company's consolidated financial statements.

13. RELATED PARTY TRANSACTIONS

In the ordinary course of business, the Bank has granted loans to its Directors. At September 30, 2002 and 2001, the amount of such loans, which exceeded $60 in the aggregate to each related party, was approximately $168 and $152, respectively. Such loans are made in the ordinary course of business at the Bank's normal credit terms, including interest rate and collateral requirements, and do not represent more than a normal risk of collection. During the year ended September 30, 2002, total principal additions were $24 and total principal payments were $8.

14. FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments" requires disclosure of estimated fair values of all financial instruments where it is practicable to estimate such values. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. SFAS No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The following methods and assumptions were used by the Company in estimating fair value disclosures for financial instruments:

Cash and cash equivalents: The carrying amounts of cash and due from banks, federal funds sold and short-term investments approximate fair value.

Securities available for sale: Fair values for securities available for sale are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Federal Home Loan Bank Stock: The carrying amount approximates fair value based on the redemption provisions of the Federal Home Loan Bank.

Loans: For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. Fair values for other types of loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values for non-performing loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

Deposits: The fair values for non-certificate accounts are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). Fair values for certificate accounts are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

(Dollars in thousands, except per share data)

FAIR VALUE OF FINANCIAL INSTRUMENTS (concluded)

Federal Home Loan Bank advances: The fair value is based upon the Company's current incremental borrowing rate for a similar advance.

Accrued interest: The carrying amounts of accrued interest approximate fair value.

Off-balance sheet instruments: Fair values for off-balance sheet lending commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing. The estimated fair value of off-balance sheet financial instruments at September 30, 2002 and 2001, was immaterial.

The carrying amounts and related estimated fair values of the Company's financial instruments are as follows:

	September 30,			
	2002		2001	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:				
Cash and cash equivalents	$ 19,253	$19,253	$ 15,108	$ 15,108
Securities available for sale	75,638	75,638	64,414	64,414
Federal Home Loan Bank stock	1,250	1,250	1,100	1,100
Loans, net	132,880	140,105	134,957	139,649
Accrued interest receivable	1,341	1,341	1,315	1,315
Financial liabilities:				
Deposits	202,063	202,277	185,098	186,059
Federal Home Loan Bank advances	9,500	10,221	12,000	12,596

(Dollars in thousands, except per share data)

15. CONDENSED FINANCIAL STATEMENTS OF WESTBOROUGH FINANCIAL SERVICES, INC.

BALANCE SHEETS	September 30, 2002	September 30, 2001
Assets		
Cash and due from bank	$ 584	$ 1,005
Short-term investments	196	142
Total cash and cash equivalents	780	1,147
Investment in subsidiary	26,763	25,343
Loan receivable - ESOP	404	422
Other assets	42	-
Total assets	$27,989	$26,912
Liabilities and Stockholders' Equity		
Liabilities	$ -	$ -
Stockholders' equity	27,989	26,912
Total liabilities and stockholders' equity	$27,989	$26,912

STATEMENTS OF INCOME	Years Ended September 30, 2002	Years Ended September 30, 2001
Income:		
Interest on short-term investments	$ 3	$ 6
Interest on loan - ESOP	32	34
Total income	35	40
Operating expenses	89	120
Loss before income taxes and equity in undistributed net income of subsidiary	(54)	(80)
Provision (credit) for income taxes	(27)	1
Loss before undistributed net income of subsidiary	(27)	(81)
Equity in undistributed net income of subsidiary	1,006	1,479
Net income	$ 979	$1,398

WESTBOROUGH FINANCIAL SERVICES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share data)

CONDENSED FINANCIAL STATEMENTS OF WESTBOROUGH FINANCIAL SERVICES, INC. (concluded)

STATEMENTS OF CASH FLOWS	Years Ended September 30, 2002	2001
Cash flows from operating activities:		
Net income	$ 979	$1,398
Adjustments to reconcile net income to net cash used by operating activities:		
Increase in other assets	(42)	-
Equity in undistributed earnings of subsidiary	(1,006)	(1,479)
Net cash used by operating activities	(69)	(81)
Cash flows from investing activities:		
Principal paydowns received on ESOP loan	18	20
Net cash provided in investing activities	18	20
Cash flows from financing activities:		
Dividends paid	(316)	(316)
Net cash used by financing activities	(316)	(316)
Net change in cash and cash equivalents	(367)	(377)
Cash and cash equivalents at beginning of year	1,147	1,524
Cash and cash equivalents at end of year	$ 780	$1,147

WESTBOROUGH FINANCIAL SERVICES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Concluded)

(Dollars in thousands, except per share data)

16. QUARTERLY CONSOLIDATED FINANCIAL INFORMATION (UNAUDITED)

	Years Ended September 30,							
	2002				2001			
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Interest and dividend income	$ 3,466	$ 3,387	$ 3,501	$ 3,517	$ 3,616	$ 3,503	$ 3,506	$ 3,510
Interest expense	1,280	1,267	1,311	1,500	1,664	1,740	1,763	1,760
Net interest income	2,186	2,120	2,190	2,017	1,952	1,763	1,743	1,750
Provision for loan losses	-	-	-	8	12	12	12	12
Net interest income, after provision for loan losses	2,186	2,120	2,190	2,009	1,940	1,751	1,731	1,738
Gain (loss) on securities, net	(460)	(10)	(26)	30	137	257	264	52
All other income	151	130	157	201	213	189	199	233
Operating expenses	1,828	1,991	1,834	1,793	1,643	1,849	1,807	1,678
Income before income taxes and cummulative effect of change in accounting principle	49	249	487	447	647	348	387	345
Provision (credit) for income taxes	(17)	45	109	116	189	89	106	92
Income before cummulative effect of change in accounting principle	66	204	378	331	458	259	281	253
Cumulative effect of change in accounting principle, net of tax effects ($.09 per dilutive share)	-	-	-	-	-	-	-	147
Net income	$ 66	$ 204	$ 378	$ 331	$ 458	$ 259	$ 281	$ 400
Earnings per common share:								
Basic	$ 0.04	$ 0.13	$ 0.25	$ 0.21	$ 0.30	$ 0.17	$ 0.18	$ 0.26
Diluted	$ 0.04	$ 0.13	$ 0.24	$ 0.21	$ 0.29	$ 0.17	$ 0.18	$ 0.26

Main Office
0 E. Main Street
Westborough, MA 01581
Tel (508) 366-4111
Fax (508) 366-4001

3 W. Main Street
Northborough, MA 01532
Tel (508) 393-2434
Fax (508) 393-8395

19 Maple Avenue
Shrewsbury, MA 01545
Tel (508) 845-6244
Fax (508) 845-6208

33 W. Main Street
Westborough, MA 01581
Tel (508) 366-4236
Fax (508) 616-9115

Shaws Supermarket
White City (Rte.9)
Shrewsbury, MA 01545
Tel (508) 755-2015
Fax (508) 752-9331

Westborough Bank
www.westboroughbank.com